November 15, 2010

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

> **Re: Native American Energy Group, Inc.**
> **Registration Statement on Form 10**
> **Filed August 20, 2010**
> **File No. 000-54088**

Dear Mr. Schwall:

By letter dated September 17, 2010, the staff (the "Staff," "you" or "your") of the United States Securities & Exchange Commission (the "Commission") provided Native American Energy Group, Inc. ("Native American Energy" or the "Company," "we," "us," "our" or "NAEG") with its comments on the Company's Registration Statement on Form 10 (the "Registration Statement") filed on August 20, 2010. We are in receipt of your letter and set forth below the Company's responses to the Staff's comments. For your convenience, the questions are listed below, followed by the Company's response.

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

    RESPONSE: We have revised the Registration Statement to make the appropriate corresponding changes to all disclosures to which a comment relates. We have also provided page references for the Staff's convenience in our responses to comments that refer to disclosure that appears in more than one place in the Registration Statement.

2.   Please note that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, the company will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

RESPONSE: We understand that the Registration Statement will become automatically effective 60 days from the date of first filing and we understand that we will be subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), even if we have not cleared all comments by such date.

3.   Please remove the reference on your website under "Disclaimers" to Section 21E of the Securities Exchange Act of 1934 or Section 27A of the Securities Act of 1933, as you are not eligible to rely on these safe harbors.

RESPONSE: We have removed the references to Section 21E of the Exchange Act or Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), from the "Disclaimers" page on our website.

4.   You appear to be engaged in oil and gas producing activities as defined in Rule 410(a)(16) of Regulation S-X. Please provide the disclosure required by Items 1205, 1206, 1207 and 1208 of Regulation S-K, or tell us why such information is not required.

RESPONSE: We have revised the Registration Statement to include the disclosure required by Items 1205 (Drilling and other exploratory and development activities), 1206 (Present Activities), 1207 (Delivery Commitments) and 1208 (Oil and gas properties, wells, operations, and acreage) of Regulation S-K in the Management Discussion & Analysis and Plan of Operations section of Item 2 - Financial Information.

5.   Delete the references to "unproven and unevaluated reserves" on pages F-12 and F-34. Restrict your disclosure to proved, probable or possible reserves and only if you quantify that information. See Rule 4-10(a)(17), (18) and (22) of Regulation S-X as well as Items 1201, 1202 and 1203 of Regulation S-K.

RESPONSE: We have revised the Registration Statement to delete any references to "unproven and unevaluated reserves" on pages F-12 and F-34.

Registration Statement Cover Page

6.   Please revise your cover page to comply with the requirements of Form 10. In that regard, registering your common stock under Section 12(g) of the Exchange Act and not Section 12(b), please remove the disclosure on the cover page that your common stock will be registered on the OTC BB.

RESPONSE: We have revised the cover page of the Registration Statement to comply with the requirements of Form 10, including removing the disclosure that our common stock will be registered on the Over the Counter Bulletin Board.

Business, page 1.

7. Unless you can provide objective supplemental third-party support for your claims related to the special relationship that you or your executive officers have with the Native American community, and your recognition by such community, please revise your filing to eliminate such claims. For example, and without limitation, we note your disclosure at page 1 that you are known to the Native American community as "The People's Company."

    RESPONSE: We have revised the Registration Statement to delete any references to claims related to the special relationship that we and our executive officers have with the Native American community and our recognition by the Native American community.

8. Please clarify in this section your present operations with respect to the development of oil and gas interests in the Williston Basin, coal-bed methane gas in Alaska, and wind turbine power. In that regard, please distinguish your present operations from your planned future operations. In addition, please disclose in this section your expected source of funds for such future operations.

    RESPONSE: We have revised the section titled Item 1 - Business - Company Overview on page 2 by clarifying and distinguishing our present operations from our planned future operations. In addition, we have disclosed in this section our expected source of funds for such future operations starting page 2 of the Registration Statement.

9. Please balance your disclosure in this section with a brief description of the material risks that you disclose under "Risk Factors," beginning on page 9.

    RESPONSE: We have revised the Registration Statement to summarize the material risks that we disclosed under "Risk Factors" under Item 1 - Business – Company Overview on page 2 of the Registration Statement and under Item 1 - Business – Initial CBM Development.

10. Please disclose in this section the terms of your oil and gas leases that you disclose at page F-16.

    RESPONSE: We have revised the Registration Statement to disclose the terms of our oil and gas leases in the paragraph entitled Item 1 - Business - Montana Oil Operations – Williston Basin on page 4.

History, page 1

11. Please clarify in this section your history with respect to the quotation of your common stock on the Pink Sheets.

    RESPONSE: We have revised the Registration Statement to provide further clarity with respect to the quotation of our common stock on the Pink Sheets in Item 1 Business – History on page 1.

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12. You disclose on page 35 that from February 2005 to March 2008, Native American Energy Group traded on the Pink Sheets Electronic OTC Market until it was de-listed. You disclose that your securities, and the securities of 25 other companies, were suspended from trading by the SEC due to "inaccuracies and inadequacies regarding their public status." Please expand your disclosure to explain why the SEC suspended trading in your securities and why your securities were no longer quoted on the Pink Sheets. In that regard, we note the information provided in the press release "SEC Suspends Trading of 26 Companies to Combat Corporate Hijackings" that was issued on March 18, 2008, and is available at: http://www.sec.gov/news/press/2008/2008-41.htm.

RESPONSE: We have revised the Registration Statement to provide further disclosure describing the reason why the SEC suspended trading in our securities and the reason why our securities were no longer quoted on the Pink Sheets in Item 1 <u>Business – History</u> on page 1.

13. Please revise your filing to briefly describe the reasons for your reverse merger with Flight Management International, Inc. Please also file your merger agreement as an exhibit. See Item 601(b)(2) of Regulation S-K.

RESPONSE: We have revised the Registration Statement to describe the reasons for our reverse merger with Flight Management International, Inc. in Item 1 <u>Business – History</u> on page 1 and have filed the merger agreement as Exhibit 2.5 to the Registration Statement.

14. Please revise your filing to briefly describe why FINRA took the December 2009 actions against you that you describe on page 1.

RESPONSE: We have revised the Registration Statement to clarify that FINRA did not take action against the Company, but instead, FINRA de-listed the Company's security on the Grey Sheets after the Company merged and was listed on the Pink Sheets. We have included the correspondence letter with FINRA as Exhibit 99.1 to the Registration Statement.

15. We note that you acquired your two operating subsidiaries effective December 31, 2007. Please file the related acquisition agreements. See Item 601(b)(2) of Regulation S-K.

RESPONSE: We have filed the documents relating to the short form merger by which we acquired Fowler Oil & Gas Corporation and its wholly-owned subsidiary Fowler Oil & Gas (Alaska) LLC as Exhibits 2.1, 2.2, 2.3 and 2.4 to the Registration Statement.

16. Please expand and support your disclosure regarding your "philanthropic approach" to working with Native American Indian tribes. Similarly, please expand and support your disclosure at page 27 that you "are a for profit company with a non-profit approach to energy development."

RESPONSE: We have revised the Registration Statement by removing any reference to "philanthropic approach" as well, <u>inter alia,</u> any statements referencing that "we are a for profit company with a non-profit approach to energy development."

Undeveloped Resources-Values for Native Americans, page 1

17. Please remove or provide independent support for your statement that Native American reservations own as much as 20% of the United States' oil and gas reserves and about 25% of its coal reserves.

RESPONSE: We have revised the Registration Statement by removing statements that Native American reservations own as much as 20% of the United States' oil and gas reserves and about 25% of its coal reserves.

18. Please remove the reference to "200 billion to 400 billion barrels of oil recoverable." You may only disclose proved, probable and possible reserves, as defined in Rule 4-10(a) of Regulation S-X, in SEC filings.

RESPONSE: We have revised the Registration Statement by removing the reference to "200 billion to 400 billion barrels of oil recoverable."

19. Please remove or provide independent support for your statement that the Bakken Formation is the largest oil discovery since Alaska's Prudhoe Bay.

RESPONSE: We have revised the Registration Statement by removing the statement that the Bakken Formation is the largest oil discovery since Alaska's Prudhoe Bay.

Montana Oil Operations-Williston Basin, page 2

20. Provide remove or provide independent support for your statement that the Department of Energy has called the Bakken formation the highest-producing onshore filed found in the lower 48 states in the last 56 years.

RESPONSE: We have revised the Registration Statement by removing the statement that the Department of Energy has called the Bakken formation the highest-producing onshore field found in the lower 48 states in the last 56 years.

21. Please expand and provide support for your disclosure at page 2 that you have acquired "valuable" leases overlying the Bakken formation.

RESPONSE: We have revised the Registration Statement by removing statements referencing "valuable" leases.

22. Please explain your reference to a "standby field team." In that regard, we note your disclosure at page 9 that you only have four employees.

RESPONSE: Our reference to a "standby field team" describes independent contractors, not employees. As such, the number of employees referenced on page 9 is accurate. We have revised the Registration Statement to clarify that the standby field team refers to independent contractors on page 4 under the paragraph titled "Montana Oil Operations – Williston Basin."

<u>Diagram #2, page 3</u>

23.   This diagram is not legible as filed on EDGAR. Please reformat or remove. In addition, please provide the source for this diagram if not internally produced. Please also explain the term "Oil Window" and how this is relevant to your leased acres. We may have further comment.

     RESPONSE: We have revised the Registration Statement by removing the referenced diagram. Since the diagram has been removed, the term "Oil Window," the title of the diagram, is no longer part of our Registration Statement.

<u>Alaska Coal Bed Methane Gas Operations-Overview, page 3</u>

24.   Please remove your reference to combined measured, indicated, inferred and hypothetical coal resources of 5,526 billion short tons (5,102 billion metric tons).

     RESPONSE: We have revised the Registration Statement by removing the reference to combined measured, indicated, inferred and hypothetical coal resources of 5,526 billion short tons (5,102 billion metric tons).

25.   Please also explain why you have included in this section a discussion of Alaska coal resources generally, when it appears from your business plan that you do not plan to mine coal but only operate coal bed methane gas operations.

     RESPONSE: To clarify, methane gas is usually present in areas where coal is concentrated. The general information in the Registration Statement describing Alaska's coal resources is provided to educate the reader on the recognized coal resources in the area of exploration and, consequently, the likelihood of a presence of methane gas. We have revised the Registration Statement to clarify how the two resources are related in Item 1 Business - <u>Alaska Coal Bed Methane Gas Operations – Overview on page 4</u>.

26.   Please clarify and support your statements at page 3 that you have a "strong presence" in the Mat-Su Valley, and that you have received "tremendous support" from state and borough governments regarding development in the Mat-Su Valley.

     RESPONSE: We have revised the Registration Statement by removing the word "tremendous" from Item 1 <u>Business – Strategic Approach</u> and deleting the entirety of the second paragraph of Item 1 Business - <u>Alaska Coal Bed Methane Gas Operations - Overview</u>.

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27.   We note your disclosure that your state drilling permit lapsed. Please add risk factor disclosure related to the risk that you may not be able to obtain a new drilling permit.

RESPONSE: As described under Item 1 – <u>Business – Permits</u> on page 6, per our communication with the Alaska Oil & Gas Conservation Commission ("AOGCC"), we have been informed that provided we continue to have a valid Mat-Su Borough drilling permit (the "Drilling Permit"), our application would not be subject to an intense review process and the AOGCC would renew the Drilling Permit for another two years. Given that we presently have a valid Drilling Permit, we believe that it is highly likely that we will obtain the renewal thereof. We have, however, addressed the low likelihood that we may not be able to renew permits like the Drilling Permit in the Risk Factor on page 20 entitled "WE NEED GOVERNMENTAL APPROVAL AND PERMITS TO CONTSTRUCT AND OPERATE OUR PROJECTS. ANY FAILURE TO PROCURE AND/OR MAINTAIN NECESSARY PERMITS WOULD ADVERSELY AFFECT ONGOING DEVELOPMENT, CONSTRUCTION AND CONTINUING OPERATION OF OUR PROJECTS." In addition, we have added a risk factor on page 23 entitled "RE-PERMITTING FOR THE ALASKA STATE DRILLING PERMIT MAY BE SLOWER THAN ANTICIPATED" to address the possibility of a slower than expected re-permitting process, which could have an adverse effect on our business.

<u>Permits, page 4</u>

28.   We note your disclosure that an access road has been built in connection with your Kircher Unit. Please revise to clarify the status of such access road. In that regard, we note that a news article published May 5, 2009 in the Anchorage Daily News reports that the gravel road was not paved, and that the approval lapsed with Alaska transportation officials to construct the road. Such article also reports that you have until 2010 to drill a well under a Mat-Su Borough permit issued in October 2007. This does not appear to be consistent with your disclosure that the Mat-Su Borough permit will not expire until October 1, 2012. Please advise. For a copy of the above referenced article, see http://www.adn.com/2009/05/05/784692/no-progress-at-proposed-gas-well.html.

RESPONSE: The access road is presently unpaved. It was constructed using gravel as a temporary measure in order to allow for heavy drilling equipment to initially access the well-site. After the completion of the well, the Company will re-apply with the Department of Transportation for the permit to complete the paving process. We have revised the Registration Statement to clarify the status of the access road built in connection with the Kircher Unit in the paragraph entitled "Permits" on page 6.

The news article published on May 5, 2009 in the Anchorage Daily News refers to the Mat-Su Borough drilling permit expiring in 2010. This is an inaccurate statement by the Anchorage Daily News because, as disclosed in Item 1 <u>Business – Permits,</u> the state permit expires in 2010, not the Mat-Su Borough drilling permit, which expires on October 1, 2012. As stated in our response to your Comment No. 27, the AOGCC has informed us that provided we continue to have a valid Mat-Su Borough drilling permit, our application for renewal of the state permit would not be subject to an intense review process and that the AOGCC will renew the state permit for another two years. Given that we presently have a valid Mat-Su Borough drilling permit, we believe that it is highly likely that we will obtain the renewal of the state permit.

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29.   Please tell us the status of preliminary negotiations with commercial gas purchasers.

        RESPONSE: We have revised our disclosure in the Registration Statement under Item 1 Business – Gas Purchasers on page 7 to state that all discussions with Conoco Phillips, Agrium, and Chugach Electric concluded in June 2008. We expect to resume discussions with these companies in the future once we establish a definitive timeline for commencement of production post drilling and completion of the Kircher Unit.

NAEG's Exclusive Vertical Axis Wind Turbine Design, page 5

30.   Please explain the wind energy conversion system and provide independent support for or remove your claims that this system is "unique" and "leading edge." Similarly, please explain the reference to your "technology" at page 13.

        RESPONSE: We have changed the section title from "NAEG's Exclusive Vertical Axis Wind Turbine Design" to "Windaus' Vertical Axis Wind Turbine Design" after determining that the previous section title did not properly state the subject of the paragraph, and made the corresponding changes in this paragraph to reflect the new title. This re-titled section is now on page 7. We have also revised the Registration Statement to remove the text "unique and leading edge."

        With respect to the reference to "our technology" in the risk factor "IF WE ENCOUNTER UNFORESEEN PROBLEMS WITH OUR LICENSED TECHNOLOGY OFFERING, IT MAY INHIBIT OUR SALES AND EARLY ADOPTION OF OUR PRODUCT," we have revised the risk factor title to state "IF WE ENCOUNTER UNFORESEEN PROBLEMS WITH THE UNITS, IT MAY INHIBIT OUR SALES AND EARLY ADOPTION OF OUR PRODUCT" TO ADDRESS THE RISK THAT IS APPLICABLE TO US." The revised risk factor can be found on page 16.

The Purpose of the Small Wind Certification Council, page 6

31.   Please clarify if you intend to submit an application to this council.

        RESPONSE: We have revised the Registration Statement to state that we currently intend to submit an application to the SWCC after completing testing under the American Wind Energy Association ("AWEA") standard in Item 1 Business - The Purpose of the Small Wind Certification Council on page 9. We also state that we may choose to avoid such application submission if the Nationally Recognized Testing Laboratory is approved to certify the wind turbine in addition to testing it in accordance with the AWEA standard.

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32. Please include the public citation to this report, and clarify the source of the chart provided at page 7. In addition, please qualify your projections with the assumptions used in such report. For example, and without limitation, we note the following disclosure in such report:

    Major assumptions in the analysis have been highlighted throughout the document and have been summarized in the appendices. These assumptions may be considered optimistic. In this report, no sensitivity analyses have been done to estimate the impact that changes in the assumptions would have on the information presented here. As summarized at the end of this chapter, the analysis provides an overview of some potential impacts of these two scenarios by 2030. This report does not compare the Wind Scenario to other energy portfolio options, nor does it outline an action plan.

    RESPONSE: We have revised the Registration Statement by removing the entirety of the section entitled "The U.S. Department of Energy (DOE) "20% Wind Energy by 2030" – A Unique Opportunity for NAEG" and the chart on page 7.

Growth Potential, Demand, Industry Projections – and NAEG's Mindset, page 7

33. Please remove or provide independent support for your statement that manufacturers predict a "30-fold increase" in the U.S. Market in as little as five years, and that growth projections are the "strongest in the industry's 80-year history."

    RESPONSE: We have revised the Registration Statement by (i) deleting the first two paragraphs of the section in their entirety, including all references to a "30-fold increase" and growth that is the "strongest in the industry's 80-year history;" and (ii) renamed the section "Community Wind Farm Development."

34. Please expand and support your statement that you are "prepared" to fill a huge gap by developing turn-key wind farm communities systems across the United States.

    RESPONSE: We have revised the Registration Statement by restating the last sentence in the first paragraph of this section to state as follows: "As we expect the demand to grow, we intend to develop turn-key wind farm communities systems across the United States." This revision can be found on page 9 in the paragraph entitled "Community Wind Farm Development."

Certification of NAEG Wind Turbines by Nationally Recognized Testing Laboratory (NRTL), page 8

35.   We note your disclosure that you have begun the process of certification by a NRTL to test and certify your wind turbine products. Please revise or explain this disclosure, as it appears that you have not secured the financing to begin production of any wind turbines at this time.

RESPONSE: We have revised the Registration Statement to state that while we have not yet secured financing to begin production of any wind turbines, we have access to wind turbines manufactured by Windaus Energy Inc. ("Windaus"). Our license & distribution agreement with Windaus (the "Windaus Agreement") provides that Windaus may furnish the Company with wind turbines manufactured in Canada for re-sale and distribution in the United States. We intend to utilize the Windaus Agreement to re-sell and distribute wind turbines until we are capable of manufacturing our own wind turbines. This revision can be found on page 10 under the section entitled "Certification of NAEG Wind Turbines by Nationally Recognized Testing Laboratory (NRTL)."

NAEG's Growth Strategy, page 8

36.   Please clarify and provide support for your statement that you specialize in energy economic independence for small communities such as Native American tribes and believe that you are among the leaders in this field. Similarly, please clarify and provide support for your references at page 8 to your "competitive strengths" and "established relationships with community stakeholders." In the alternative, please remove such statements.

RESPONSE: We have revised the Registration Statement by removing the entirety of the section entitled "NAEG's Growth Strategy."

Pilot Project – Rooftop Installation Underway in Brooklyn, New York, page 9

37.   We note your disclosure that groundbreaking for construction of the pilot project is anticipated in August 2010. Please update such disclosure. In that regard, we note your disclosure at page 29 that you intend to begin the infrastructure setup for the manufacture, sale and installation of wind turbines at various building locations throughout New York City if you obtain secondary financing that you intend to seek after the Beery #2 well is brought on-line. In addition, please clarify how the rooftop installation is "underway."

RESPONSE: We have revised the Registration Statement by removing the text "Underway" from the section title and by disclosing that the ground breaking for the construction of the building has been re-scheduled to January 2010. If we do not receive our secondary financing or have our manufacturing facility operational by the time the rooftop is constructed and ready for turbine installation, we will obtain the turbines directly from Windaus as provided by the Windaus Agreement. This revision can be found under the paragraph, on page 10, entitled "Pilot Project – Rooftop Installation in Brooklyn, New York."

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<u>Risk Factors, page 9</u>

<u>Our level of Indebtedness Reduces Our Financial and Operational Flexibility, page 10</u>

38.   You disclose that your total indebtedness was $1,899,635 at June 30, 2010, and that a significant portion of any cash flow received must be used to service your indebtedness. Please quantify your debt repayment obligations. In addition, we note the disclosure at pages F-13 and F-14 that you are in default with respect to certain of your debt obligations. Please add related risk factor disclosure.

RESPONSE: We have revised the Registration Statement (i) to indicate that a significant portion of our cash flow <u>may</u> be used to service our indebtedness as necessary; (ii) to restate the first sentence of the risk factor on page 12 entitled "OUR LEVEL OF INDEBTEDNESS REDUCES OUR FINANCIAL AND OPERATIONAL FLEXIBILITY, AND OUR LEVEL OF INDEBTEDNESS MAY INCREASE" to quantify the Company's debt repayment obligations; and (iii) to add a risk factor disclosure on page13 entitled "FAILURE TO CURE DEFAULTED DEBT OBLIGATIONS COULD RESULT IN BANKRUPTCY PROCEEDINGS," which further explains the disclosures contained on pages F-13 and F-14 and the risks of default with respect to certain of our debt obligations.

<u>Most of the Revenue from Our Wind Energy Division, page 14</u>

39.   Please define the term "RECs."

RESPONSE: We have revised the Registration Statement to define the acronym "REC" as "Renewable Energy Credits" in this section on page 17.

<u>The Production of Wind Energy Depends Heavily on Suitable Wind Conditions, page 14</u>

40.   We note your reference in this section to your hedging arrangements. Please clarify whether you have any such arrangements.

RESPONSE: As we do not currently have any hedging arrangements, we have revised the Registration Statement to read "any future hedging arrangements may be ineffective or more costly." This revised risk factor disclosure can be found on page 17. We have further clarified that we in fact do not have any such arrangements in the risk factor disclosure entitled "NOT HEDGING OUR PRODUCTION MAY RESULT IN LOSSES" on page 29.

<u>You May Experience Dilution, page 26</u>

41.   Please explain your statement at page 26 that following the effectiveness of your registration statement, you believe that your common shares "will be tradable under the U.S. federal securities laws."

       RESPONSE: We have revised the Registration Statement to remove, <u>inter alia,</u> the text "will be tradable under the U.S. federal securities laws" from this risk factor disclosure.

<u>There is a Significant Risk of Our Common Shareholders Being Diluted…, page 26</u>

42.   Please disclose in this section the terms for conversion of your preferred stock.

       RESPONSE: We have revised the Registration Statement by stating that the preferred stock is convertible into common stock on a 1 common share for 1 preferred share basis in this risk factor disclosure, which can now be found on page 32.

<u>Financial Information, page 27</u>

43.   Please revise your document to present the information required by Item 303 of Regulation S-K, including but not limited to disclosure of your results of operations for the required periods.

       RESPONSE: We have revised the Registration Statement to include all information required under Item 303 of Regulation S-K.

44.   We note you disclose in your financial statements that your notes and loan payables and operating lease obligations are in default. Please disclose within your MD&A that these obligations are in default and provide the following information as set forth in FRC Section 501.13.c:

       - The steps you are taking to resolve these defaults;

       - The impact or reasonably likely impact of the defaults on your financial condition or operating performance; and

       - Alternative sources of funding that you may secure to pay off or replace these obligations.

       RESPONSE: We have revised the Registration Statement by revising the section entitled "Impact of Default" on page 39 to address the information detailed in the Staff's comment.

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<u>Secondary Financing in the Amount of $15,000,000, page 29</u>

45.   Please separately disclose the capital required to begin Phase 1 of the Kircher Unit, and the capital required to begin the infrastructure setup for the manufacture, sale and installation of the wind turbines in pilot projects in New York City.

    RESPONSE: We have revised the Registration Statement to separately state what capital is required to begin Phase 1 of the Kircher Unit and for the infrastructure setup for the manufacture, sale and installation of the wind turbines in pilot projects in New York City. The capital required for the Kircher Unit is also stated on page 37 under the paragraph entitled "Alaska Kircher Pilot Well" and the capital required for the infrastructure setup for the wind turbines is also stated on page 38 under the paragraph entitled "Wind Energy Farms for Cities and U.S. Indian Reservations."

<u>Montana Oil Development – Beery #2, page 29</u>

46.   Please explain the basis for your statement that once the well is completed, you expect to begin oil production and revenue generation within 60 days thereafter.

    RESPONSE: We have revised the Registration Statement to explain why we expect to generate revenue within 60 days after the well is completed. The revised paragraph can now be found on page 37. We have also filed as Exhibit 10.1 to the Registration Statement the Shell Purchase and Sale Agreement that we entered into with Shell Trading U.S. Co. in connection with such oil production.

<u>Material Commitments, page 30</u>

47.   You disclose a cash commitment for $500,000 to Windaus Energy. Please disclose when this payment is required.

    RESPONSE: We have revised the Registration Statement to disclose that payment is due on a variable schedule of payments as funds are available to the Company and must be paid in full by March 31, 2012. The revision can be found in the paragraph entitled "Material Commitments" on page 40.

<u>Security Ownership of Certain Beneficial Owners and Management, page 31</u>

48.   Please provide all disclosure required by Item 403 of Regulation S-K. In that regard, please revise your table to reflect ownership of the Series A preferred shares, and underlying common stock. Please also indicate by footnote or otherwise the number of shares with respect to which any such listed beneficial owner has the right to acquire beneficial ownership within 60 days from the date of the prospectus.

    RESPONSE: We have revised the Registration Statement by revising the table to reflect all disclosures required by Item 403 of Regulation S-K.

49.   Please also provide an appropriate risk factor to disclose the risks to any future investor in your common stock presented by the control that the two holders of Series A preferred stock may have over your company.

    RESPONSE: We have revised the Registration Statement to add a risk factor disclosure entitled "VOTING CONTROL OF THE COMPANY IS HELD BY TWO INDIVIDUALS" on page 32.

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50.   Please disclose the natural person or persons that control the voting and/or dispositive rights for the shares held by Windaus Energy, Inc.

RESPONSE: We have revised the Registration Statement to disclose that Maurice Deschamps, the President of Windaus Energy, Inc., controls the voting and dispositive rights for the shares of the Company held by Windaus. The disclosure has been provided in footnote #2 of the table and is on page 42.

Directors and Executive Officers, page 31

51.   Please provide the disclosure required by Item 401(e) of Regulation S-K for each of your directors and executive officers.

RESPONSE: We have revised the Registration Statement to include all information required by Item 401(e) of Regulation S-K for each of our directors and executive officers.

52.   Please expand and provide independent support for your statements at page 32 regarding the "solid business strategy" introduced by Mr. D'Arrigo and the "key relationships with Native Americans" built by Mr. Nanvaan.

RESPONSE: We have revised the Registration Statement to remove all references to the phrases "solid business strategy" and "key relationships" from this section.

53.   It does not appear that your officers have any experience in wind energy. Please provide related risk factor disclosure.

RESPONSE: We have revised the Registration Statement to include a risk factor disclosure entitled "BECAUSE OUR CURRENT EXECUTIVE OFFICERS AND DIRECTORS DO NOT HAVE SIGNIFICANT EXPERIENCE IN THE WIND POWER BUSINESS, INVESTORS CANNOT RELY ON OUR OFFICERS AND DIRECTORS AS BEING EXPERTS IN THE WIND POWER BUSINESS." The risk factor disclosure can be found on page 14.

Involvement in Certain Legal Proceedings, page 33

54.   We note your disclosure that your officers and directors have not been involved in certain legal proceedings during the past five years. Please provide the disclosure required by Item 401(f) of Regulation S-K, which relates to the past ten years.

RESPONSE: We have revised the Registration Statement to disclose the legal proceeding disclosure required by Item 401(f) of Regulation S-K over the past ten years.

Executive Compensation, page 33

55. Please provide the disclosure required by Item 402 of Regulation S-K for each of your named executive officers and directors. For example, we note your statement at page 33 with respect to compensation of each director who is not also a named executive officer. However, such information appears to relate to compensation of your officers. Please revise.

RESPONSE: We have revised the Registration Statement to reflect all disclosures required by Item 402 of Regulation S-K for each of our named executive officers and directors.

56. Please confirm that you have disclosed compensation for all persons required by Item 402(m)(2) of Regulation S-K.

RESPONSE: We have revised the Summary Compensation table and footnotes thereto to include compensation for all persons required by Item 402(m)(2) of Regulation S-K.

Summary Compensation Table, page 33

57. Please disclose compensation for each year required on a separate row, and explain why the compensation listed under "all other compensation" is not reflected in total compensation.

RESPONSE: We have revised the Summary Compensation table to disclose compensation for each year required on a separate row and reflected the compensation listed under "all other compensation" in total compensation.

58. Please explain how the issuance of shares to Messrs. D'Arrigo and Nanvaan was "incentive" compensation for joining management of the company.

RESPONSE: We have revised the Registration Statement by listing the issuance of shares to Messrs. D'Arrigo and Nanvaan under "Stock Awards" and an explanation has been provided by footnote to the table entitled "Merger Agreement" on page 50.

59. Please also confirm that all compensation has been disclosed. In this regard, for example, we note disclosure in note 10 to the financial statements on page F-15 that during 2009 you issued 10,045,000 shares of common stock for services rendered and expenses.

RESPONSE: We confirm that all executive compensation has been disclosed. Of the 10,045,000 shares of common stock disclosed in Note 10, 10,000,000 shares were related to executive compensation comprised of 5,000,000 common shares issued to Mr. D'Arrigo and 5,000,000 common shares issued to Mr. Nanvaan as incentive compensation. The remaining 45,000 shares were not issued as executive compensation, but instead were issued as follows: 20,000 shares for the purchase of a truck and 25,000 shares for finance charges, as disclosed in "Recent Sales of Unregistered Securities" on pages 50 and 51 respectively. We have revised the Registration Statement by revising the table and Note 2 thereto.

15

Certain Relationships and Related Transactions, and Director Independence, page 33

60. Please disclose how much NAEG Founders Holding Corporation paid for the overriding royalty interest.

RESPONSE: We have revised the Registration Statement by providing more clarity as to the origin, nature and price paid by NAEG Founders Holding Corporation for the overriding royalty interest. This information can be found in paragraph #2 of this revised section on page 46.

Legal Proceedings, page 34

61. Please provide us with a copy of the complaint related to the lawsuit described at page 34.

RESPONSE: We have attached the complaint and the related Order to Show Cause as Exhibit A to this correspondence letter.

62. Please clarify your affiliation with NAEG Founders Holding Corporation. In that regard, it is not clear why you are involved in the lawsuit involving NAEG founders.

RESPONSE: We have revised the Registration Statement by providing more clarity as to the Company's affiliation with NAEG Founders Holding Corporation. This information can be found in paragraph #2 of the section entitled "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE" on page 46.

63. Please also clarify if there are any legal proceedings involving you and Robert Fowler. In this regard, we note that an article published May 29, 2009 in the Anchorage Daily News reports Mr. Fowler as the founder of Fowler Oil & Gas. The article reports that he has been embroiled in a battle with his business partners wishing to remove him from office, but he disputes that he had been removed as the company's sole director. This article quotes Mr. Fowler as saying that he is the sole director of the company and cannot be removed without his consent. Mr. Fowler is reported to be considering a number of options, both legal and non-legal. For a copy of the above reference article, see http://www.adn.com/2009/05/29/813115/partners-move-to-oust-fowler-from.html.

RESPONSE: There have not been any legal proceedings related to Robert Fowler's removal as officer and director of Fowler Oil & Gas Corporation, our predecessor ("Fowler Oil"). The statements quoted in the Anchorage Daily News are incorrect. Mr. Fowler is no longer a director or officer of Fowler Oil or its subsidiaries. He was officially removed and replaced at a special meeting of the stockholders on May 18, 2009 pursuant to the corporation's bylaws and applicable law. In summary, the holders of 100% of the outstanding shares of Fowler Oil were present and voted unanimously to remove Mr. Fowler as the sole director and officer of Fowler Oil for cause. At the same meeting, Joseph D'Arrigo was appointed sole director, President, Secretary and Treasurer of Fowler Oil. At no time did Mr. Fowler contest his removal with Fowler Oil. We have clarified on page 39 of the Registration Statement that there is no dispute between the Company and Mr. Fowler regarding his removal.

16

<u>Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters, page 34</u>

64. Please revise your disclosure regarding the use of Rule 144 by shareholders to reflect Rule 144(i). In that regard, we note your disclosure at page F-6 that Flight Management was a shell company. For more information, see Question and Answer 137.01 of the Compliance and disclosure Interpretations for Securities Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm

   RESPONSE: We have revised the Registration Statement by revising the Company's disclosure with respect to the use of Rule 144 by shareholders to reflect Rule 144(i). This disclosure can be found in this revised section on page 48.

65. We note your disclosure at page 35 that your stock was subject to a stock split of 1 to 10 on November 5, 2009. However, this does not appear to be consistent with your disclosure at page F-15 that on October 23, 2009, you affected a ten thousand-for-one reverse stock split. Please revise.

   RESPONSE: We have revised our disclosure to explain on page 52 that all of the high and low bid prices for our stock prior to the split on October 23, 2009 on a basis of .0001 share of FMGM for 1 share of the Company, or a 1 for 10,000 ratio, have been adjusted above on a post split basis such that the pre-split prices take into account the 1 for 10 reverse split.

<u>Recent Sales of Unregistered Securities, page 37</u>

66. Please confirm that you have disclosed all information required by Item 701 of Regulation S-K for unregistered sales which occurred during the past three years. In this regard, for example, we note your disclosure on page F-15 with respect to various sales of common stock for services rendered and expenses, which do not appear to be disclosed in this section. Please revise or advise.

   RESPONSE: We have revised the Registration Statement by revising the entirety of the section to include all information required by Item 701 of Regulation S-K.

<u>Unaudited Financial Statements for the Interim Period Ended June 30, 2010</u>

<u>Consolidated Balance Sheets, page F-1</u>

67. We note you have capitalized oil production costs as of June 30, 2010. Please tell us the nature of these costs as costs related to production activities should be expensed as incurred in accordance with Rule 4-10(c)(5) of Regulation S-X.

   RESPONSE: The capitalized oil production costs are associated with the property development and exploration, not as "Oil Production Costs," as labeled in the Registration Statement. We have revised the Registration Statement by correcting the description in the financial statements.

17

Note 1 – Significant Accounting Policies, page F-6

Intangible Assets, page F-9

68.   We. note you acquired sublicensing and distribution rights in March 2010 and indicate the value assigned to this intangible asset is "unevaluated." The guidance in FASB ASC 350-30-30 requires an intangible asset to be initially measured based on its fair value. In general, the cost of an acquired asset is measured based on the fair value of the consideration given or the fair value of the net asset acquired, whichever is more reliably measurable. Please explain to us how you concluded the fair value of this intangible asset was $2,500,000.

In addition, it does not appear that you have reflected any subsequent accounting for this intangible asset in your financial statements. That is, you must assign a useful life for this intangible asset and report amortization expense and impairments, as appropriate. Please revise your financial statements to apply the guidance set forth in FASB ASC 350-30-35.

Finally, please provide the disclosures that are required in the period an intangible asset is acquired. Refer to FASB ASC 350-30-50 for additional guidance.

RESPONSE: We have revised the Registration Statement by (i) deleting the text "unevaluated" on the Company's balance sheet, (ii) modifying the Company's financial statements to account for periodic amortization and (iii) adding the following disclosure within the body of our footnotes: "In March 2010, the Company issued an aggregate of 2,002,000 shares of its common stock and a promissory note for $500,000 to acquire certain sublicensing and distribution rights. The initial fair value was determined based on the underlying fair value of the securities issued to acquire the asset. The Company amortizes its intangible assets using the straight-line method over their estimated period of benefit. The estimated useful live of the sublicensing and distribution agreement is approximately 27 years with no expected residual value. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or indicate that impairment exists."

18

<u>Audited Financial Statements for the Fiscal Years Ended December 31, 2008 and 2009</u>

<u>Report of Independent Registered Public Accounting Firm, page F-21</u>

69.   We note your auditor, Dwarka Kalantry CPA has opined on your financial statements as of and for the years ended December 31, 2009 and 2008. However, you also present cumulative financial data covering the period from your inception (January 18, 2005) through December 31, 2009, which is not identified in the audit opinion. If the financial statements for the cumulative period have not been audited, clearly mark them as unaudited. Otherwise, please obtain a revised audit report from your auditor that contains clarifying language in the introductory and opinion paragraphs that they have audited the cumulative financial data to correspond with the presentation of your financial statements.

          RESPONSE: We have revised the Registration Statements by marking the unaudited periods in the financial statements as "unaudited" for additional clarity.

<u>Consolidated Statements of Cash Flows, page F-26</u>

70.   We note that you present the net amount of receipts and payments for your capital leases, notes and loans in the financing activities section for the periods presented. We would ordinarily expect these cash flows to be presented on a gross basis. Please refer to the guidance in FASB ASC 230-10-45-7 through 9 and revise your statements of cash flows as necessary.

          RESPONSE: We have revised the Registration Statement by correcting the Statement of Cash Flows to property separate "Proceeds from" and "Payments made" for capital lease, note, and loan activities.

<u>Note 1 – Significant Accounting Policies</u>

<u>Depletion and amortization of oil and gas properties, page F-29</u>

71.   We note your disclosure indicating that you follow the full cost method of accounting for your oil and gas properties. However, you disclose that you evaluate capitalized costs associated with unproved properties for impairment in accordance with the guidance in FASB ASC 360-10.

          Given that you selected the full cost methodology, you must comply with all of the requirements set forth in Rule 4-10(c) of Regulation S-X. That is, you must assess these costs for impairment periodically in accordance with the guidance in Rule 4-10(c)(3)(ii) of Regulation S-X. Any impairment charges assessed are then included in the costs to be amortized under the unit of production method. In addition, these costs are subject to the full cost ceiling test which is described in paragraph Rule 4-10(c)(4) or Regulation S-X. Please revise your accounting and disclosure to comply with this guidance.

          RESPONSE: We have revised the Registration Statement by replacing the paragraph containing reference to FASB ASC 360-10 with language which complies with Rule 4-10(c) of Regulation S-X.

19

Asset Retirement Obligations, page F-30

72.   We note your disclosure in which you state "there are no changes in the carrying amounts of the asset retirement obligations as no expenses have yet been incurred." Please clarify what you mean by this statement as you do not report such obligations on your balance sheets for the periods presented. If it is your position that you have no asset retirement obligations at this time, please tell us why you disclose at Note 5 that you were required to post surety bonds for possible well site reclamation.

        RESPONSE: The Company is obligated to maintain a surety bond in conjunction with certain acquired leases. Our obligation for site reclamation does not become a liability until production begins.

Exhibits

73.   Please file the instruments defining the rights of the holders of your preferred stock. See Item 601(b)(4) of Regulation S-K.

        RESPONSE: We have revised the Registration Statement by attaching the Certificate of Incorporation, Bylaws and Certificate of Designation defining the rights of the holders of the Series A Preferred Stock as Exhibits, 3.1, 3.2 and 3.3, respectively.

74.   Please file all material contracts. See Item 601(b)(10) of Regulation S-K. For example, please file:

        •   The referenced "exclusive technology and distribution rights agreement" with Windaus Energy, as well as the amendment executed in March 2010;

        •   The contracts related to the royalty interests held by NAEG Founders Holding Corporation; and

        •   The consulting agreements referenced in note 11 to your financial statements on page F-17.

        RESPONSE: We will file all material contracts in accordance with Item 601(b)(10) of Regulation S-K. With respect to the Commission's examples:

        (1) Regarding the "exclusive technology and distribution rights agreement," we have attached it as Exhibit 10.3.

        (2) Regarding the royalty interests held by NAEG Founders Holding Corporation, there is no written agreement. The royalty interests were originally assigned by the Company to the NAEG Founders Holdings Corporation by virtue of a board resolution, not by contract.

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(3) Regarding the consulting agreements referenced in Note 11 to the Company's financial statements on page F-17, the consulting agreement with Pasquale Guadagno, the chief executive officer prior to the Company's merger, expired on March 31, 2010, and hence is not being filed as an exhibit. All other consulting agreements are issued in the ordinary course of business, and hence we do not consider them material.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph G. D'Arrigo
Joseph D'Arrigo
Chief Executive Officer

Exhibit A

COMPLAINT

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NASSAU
---X

STEVEN FREIFELD, EDWARD EVANGELISTA, THOMAS TUCKER, JOSEPH CARRIZZO, DONALD VIERING, PETER & CINDY JACOB AB TRUST, ANTHONY AYOUB, NANCY HAMENT, HAROLD WELLS, JOHN SCANLAN, RICHARD, SCANLAN, ROBERT GARRY, ROBB THOMSON, MICHAEL KRUMMENACKER, JUDY GREENOUGH, PAUL WILLIAMS, ROBERT CAGNINA, JOHN OLLQUIST, TED & KATHY KOBISHYN, JAMES ROPER, HOWARD PATRON, WILLIAM T. BOYD, Jr., and MATRIX STRATEGIC PARTNERS, LLC,

Plaintiffs,

-against-

NATIVE AMERICAN ENERGY GROUP, INC.(DELAWARE),
NATIVE AMERICAN ENERGY GROUP, INC. (NEVADA)
THE NATIVE AMERICAN ENERGY GROUP, CORP.
NAEG FOUNDERS HOLDING CORPORATION,
(All such corporate entities referred to collectively as the "Companies")
KEITH C. BARON, JOSEPH D'ARRIGO, and RAJ S. NANVAN

Defendants.
---X

SUMMONS
INDEX NO.:10-005503
PURCHASED ON: 3/19/10

Plaintiffs designate Nassau County as the Venue.

Basis for such venue is various Plaintiffs' residence.

RECEIVED
MAR 19 2010
NASSAU COUNTY
COUNTY CLERK'S OFFICE

TO THE ABOVE NAMED DEFENDANTS:

YOU ARE HEREBY SUMMONED to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's Attorney(s) within **20 days** after the service of this summons, exclusive of the day of service (or within 30 days after the service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the complaint.

Dated: Garden City, New York
March 18, 2010

BRIAN J. DAVIS, P.C.

By: [signature]
Brian J. Davis, Esq.
Attorney for Plaintiff
400 Garden City Plaza, Suite 430
Garden City, NY 11530
516-542-0249

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NASSAU
--X

STEVEN FREIFELD, EDWARD EVANGELISTA, THOMAS
TUCKER, JOSEPH CARRIZZO, DONALD VIERING,
PETER & CINDY JACOB AB TRUST, ANTHONY AYOUB,
NANCY HAMENT, HAROLD WELLS, JOHN SCANLAN,
RICHARD SCANLAN, ROBERT GARRY, ROBB THOMSON,
MICHAEL KRUMMENACKER, JUDY GREENOUGH,
PAUL WILLIAMS, ROBERT CAGNINA, JOHN OLLQUIST,
TED & KATHY KOBISHYN, JAMES ROPER, HOWARD
PATRON, WILLIAM T. BOYD, Jr., and MATRIX STRATEGIC
PARTNERS, LLC,

Index No.:10- 005503

COMPLAINT

                    Plaintiffs,

          -against-

NATIVE AMERICAN ENERGY GROUP, INC.(DELAWARE),
NATIVE AMERICAN ENERGY GROUP, INC. (NEVADA)
THE NATIVE AMERICAN ENERGY GROUP, CORP.
NAEG FOUNDERS HOLDING CORPORATION,
(All such corporate entities referred to collectively as the "Companies")
KEITH C. BARON, JOSEPH D'ARRIGO, and RAJ S. NANVAAN

                    Defendants.
--X

   Plaintiffs, STEVEN FREIFELD, EDWARD EVANGELISTA, THOMAS TUCKER,

JOSEPH CARRIZZO, DONALD VIERING, PETER & CINDY JACOB AB TRUST,

ANTHONY AYOUB, NANCY HAMENT, HAROLD WELLS, JOHN SCANLAN, RICHARD

SCANLAN, ROBERT GARRY, ROBB THOMSON, MICHAEL KRUMMENACKER, JUDY

GREENOUGH, PAUL WILLIAMS, ROBERT CAGNINA, JOHN OLLQUIST, TED &

KATHY KOBISHYN, JAMES ROPER, , HOWARD PATRON, WILLIAM T. BOYD, Jr., and

MATRIX STRATEGIC PARTNERS,LLC, by and through their attorneys, BRIAN J. DAVIS,

P.C., complaining of the Defendants NATIVE AMERICAN ENERGY GROUP,

INC.(DELAWARE), NATIVE AMERICAN ENERGY GROUP, INC. (NEVADA), THE

1

NATIVE AMERICAN ENERGY GROUP, CORP. NAEG FOUNDERS HOLDING CORPORATION, (collectively the "Companies"), KEITH C. BARON, JOSEPH D'ARRIGO, and RAJ S. NANVAN, respectfully allege the following:

PLAINTIFFS

1. Plaintiff, Steven Freifeld is a resident of the County of Nassau, State of New York.

2. Plaintiff, Edward Evangelista is a resident of the County of Nassau, State of New York and invested $275,000 in the Companies and made a loan of $100,000 to the Companies.

3. Joseph Carrizzo is a resident of the County of Suffolk, State of New York.

4. The following Plaintiffs will be referred to as the Native American Energy Group Founders Investment Group (hereinafter "The Founders Group"):

    i. Thomas Tucker is a resident of the County of Suffolk, State of New York and invested $150,000.00 in the Companies;

    ii. William T. Boyd, Jr. is a resident of the Town of Duxbury, State of Massachusetts and invested $200,000.00 in the Companies;

    iii. Donald Viering is a resident of the City of Ponte Vedra, State of Florida and invested $100,000.00 in the Companies;

    iv. Matrix Strategic Partners, LLC, is a Nevada Corporation doing business in the County of Nassau, State of New York and invested $125,000.00 in the Companies.

    v. Peter & Cindy Jacob are residents of the City of Ponte Vedra, State of Florida and invested $50,000.00 in the Companies;

vi. Anthony Ayoub is a resident of the City of Jupiter, State of Florida and invested $25,000.00 in the Companies;

vii. Nancy Hament is a resident of the County of New York, State of New York and invested $50,000.00 in the Companies;

viii. Harold Wells is a resident of the County of Suffolk, State of New York and invested $50,000.00 in the Companies;

ix. John Scanlan is a resident of the City of North Falmouth, State of Massachusetts and invested $100,000.00 in the Companies;

x. Richard Scanlan is a resident of the City of Quincy, State of Massachusetts and invested $100,000.00 in the Companies;

xi. Robert Garry is a resident of the County of Westchester, State of New York and invested $100,000.00 in the Companies;

xii. Robb Thomson is a resident of the City of Weston, State of Connecticut and invested $100,000.00 in the Companies;

xiii. Michael Krummenacker is a resident of the County of Suffolk, State of New York and invested $40,000.00 in the Companies;

xiv. Judy Greenough is a resident of the City of Las Vegas, State of Nevada and invested $50,000.00 in the Companies;

xv. Paul Williams a resident of the City of Darien, State of Connecticut and invested $100,000.00 in the Companies;

xvi. Robert Cagnina is a resident of the City of Reading, State of Massachusetts and invested $100,000.00 in the Companies;

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xvii. John Ollquist is a resident of the City of Sudbury, State of Massachusetts and invested $100,000.00 in the Companies;

xviii. Ted and Kathy Kobishyn is a resident of the City of Milford, State of Connecticut and invested $50,000.00 in the Companies;

xix. James Roper is a resident of the City of Rumson, State of New Jersey and invested $100,000.00 in the Companies;

xx. Howard Patron is a resident of the County of Westchester, State of New York and invested $150,000.00 in the Companies;

DEFENDANTS

5. Defendant, Native American Energy Group, Inc. (hereinafter "NAEG" or "NAEG Nevada"), is a corporation formed pursuant to the laws of the State of Nevada on January 18, 2005.

6. NAEG has its principal place of business in the County of Queens, State of New York and is authorized to do business in the State of New York.

7. The Native American Energy Group, Corp., (hereinafter "The NAEG Corp.") on information and belief was a predecessor in interest of NAEG and was a Nevada Corporation that was dissolved under Nevada law in 2007.

8. Defendant, Native American Energy Group, Inc. (hereinafter "NAEG Delaware"), is a corporation formed pursuant to the laws of the State of Delaware in 1996; is headquartered in New York; and is authorized to do business in the State of New York.

9. Defendant NAEG Founders Holding Corporation (hereinafter "Holding Corp."), is a New York State domestic corporation with a place of business in Queens, New York as filed with the New York State Secretary of State.

10. Defendant, Keith C. Baron[1], (hereafter "Baron") is a resident of the County of Nassau, State of New York and is referred to herein as part of the "Individual Defendants" group. Baron, a securities broker and apparent affiliate of the Defendant Companies, was involved in the inducement and solicitation of investments for Plaintiffs Freifeld, Evangelista, and Tucker.

11. Defendant, Joseph D'Arrigo (hereinafter "D'Arrigo"), is a resident of the State of New York and is referred to with Baron and Nanvann as part of the "Individual Defendants."

12. Defendant, Raj S. Nanvann (hereinafter "Nanvann"), is a resident of the State of New York and is referred to with Baron and D'Arrigo as part of the "Individual Defendants."

13. Defendant Baron is, upon information and belief, involved as an officer of NAEG or one of its affiliated companies.

14. Defendant D'Arrigo is the President and a director of NAEG; is an officer, shareholder and director of Holding Corp. and is an officer, shareholder and director of NAEG Delaware.

15. Defendant Nanvann is the Secretary and Treasurer of NAEG; is an officer, director and shareholder of Holding Corp. and an officer, shareholder and director of NAEG Delaware.

FACTS GIVING RISE TO CAUSES OF ACTION

16. This complaint seeks to give relief to victims of what the Plaintiffs believe is simply a corporate shell game and a matter of theft by means of deceit and fraud. The Plaintiffs have all been induced to invest in two, possibly three, of the four companies named in this complaint; (there are more companies with the Native American Energy Group mantra that the

---

[1] In a letter to investors dated December 19, 2005, NAEG announced that "Keith Baron has worked with us in accomplishing our goals, and I am eternally grateful for his input. For these reasons, we have created the NAEG Founders Holding Company."

individual defendants have formed but, for the sake of clarity, have not been named in this complaint). The one thing that binds these companies together is the individual defendants. They have been the one constant since day one. "Day one" is difficult to measure in that various Plaintiffs have invested at different times. The one thing that binds the Plaintiffs is that they have invested in one of the named defendant companies; have been assured of grandiose results in person, in writing and by press releases; have never been given shares of stock or any meaningful representation of what security they received for their investment; have never received notice of a shareholders meeting for any of the companies; and have never been allowed to review the books and records of the companies. In short, the Plaintiffs have been the victims of an investment scheme that has led them to invest in companies who have changed names and/or states of incorporation under the same name to suit the will of the individual defendants. The fact is, as good conmen often do, the individual defendants have so obfuscated the facts that the Plaintiffs do not have an actual knowledge of what stock or security they really own, in what company, and in what amounts, in regards to both numbers of shares and percentage ownership..

17. Most recently, the individual defendants "activated" NAEG Delaware, of which the Plaintiffs were previously unaware, and press releases have now been issued as well as corporate filings that have NAEG, Delaware, usurping the role of NAEG, and Holding Corp. the companies purportedly invested in by the Plaintiffs. Plaintiffs, up until the press release, were not consulted or advised of this change in corporate status and, upon information and belief, no shareholders were ever advised.

18. As a result of the "activation" of NAEG Delaware, the individual Defendants are "stealing" the assets, (if such exist at all) and the corporate opportunities of NAEG and Holding Corp. as well as the invested funds of the Plaintiffs.

19. All of the corporate activities previously represented to the Plaintiffs as being associated with the companies that they purportedly invested in are now being attributed to NAEG Delaware.

20. In the least, the individual defendants have acted with complete disregard to the corporate formalities, moving assets, funding, and investments with impunity, as if they were their own, and as a result, have breached their fiduciary duty to the Plaintiffs.

THE CARRIZZO FACTS

21. On or about March 22, 2001, Carrizzo received a Summary of Principal Terms for a Pre-Offering of "NNORE" Common Stock, signed by D'Arrigo, as CFO of Native Nation O.R.E., LLC, a Delaware LLC, for "compensation for a loan to NNORE, LLC of $5000.00", in which Carrizzo was to receive common stock in the amount of 10,000 shares. Although Native Nation O.R.E. LLC was a Limited Liability Company, no explanation was offered as to how it was offering shares of stock as consideration for a loan. On the Native Nation O.R.E. LLC summary sheet, it stated that it was "A Subsidiary of Native Nation Management Corp." (a Nevada Corporation that has seemed to "disappear." Research shows it was revoked by the Secretary of State in Nevada.) However, no shares were even offered in this corporation, and Carrizzo never received any shares in Native Nation O.R.E. LLC because, upon information and belief, there were not any authorized.

22. Pursuant to a letter Carrizzo received dated December 19, 2005 and signed by D'Arrigo on behalf of the Native American Energy Group, Corp., (annexed hereto as Exhibit "A"), it states in the last paragraph of the second page that "You are one of the original investors in The Native American Energy Group, Corp." . Then, he was advised of the formation of the Holding Corp. The fact is that in almost five years, Carrizzo has never received any certificates

representing the shares of stock that he was to receive in The NAEG, Corp. or either of the NAEG Nevada or Delaware companies or in the Holding Corp.

23. In 2007, The NAEG, Corp., had its corporate charter revoked by the State of Nevada, thus ceasing to be a legal entity.

24. Pursuant to a Memorandum of Understanding dated April 3, 2006, Carrizzo entered into an agreement with Holding Corporation, whereby he became the purported holder of 100,000 shares of Holding Corporation, as per the first "[w]hereas clause" (on the first page) that states that "Company and Contributor mutually agree to the following provisions and that this Agreement replaces and supercedes any prior brokerage or other Agreement, if any, by and between the parties or their affiliates". A copy of such agreement is annexed hereto as Exhibit "B". Carrizzo never received any stock certificates in the Holding Corp. or any evidence of this investment other then the Memorandum of Understanding.

25. In the Memorandum of Understanding it states in the second "[w]hereas clause" (on the first page) that Holding Corp is "an affiliate and shareholder of Native American Energy Group," which at the time was "The NAEG, Corp."

26. In paragraph II it states that the company "hereby agrees to distribute a royalty payment of 1.00% of the total gross payment received by company (Holding Corp.) from NAEG on the oil produced and sold from any oil property operated and produced by NAEG to the shareholder on a quarterly basis." Subsequent to this, the company that was supposed to be paying the dividends went out of business and Carrizzo, to date, has never received any distribution from any related entity and was never notified of the status of the supposed distribution that he was to be receiving on a quarterly basis.

8

27. Carrizzo was never given any notification that he was to be receiving shares in NAEG.

28. On the same date as the Memorandum of Understanding, April 3, 2006, Carrizzo was provided with a letter from the Native American Energy Group, Corp., that stated "as a founding contributor in the company, you own a proportionate shareholder interest in the Holding Corp...for every barrel of oil we produce, you will earn a proportion royalty interest. As the company's production grows, so will your royalty payments. This royalty interest can be passed down to your heirs and successors."

29. The fact is, to this day, Carrizzo has not received any distributions of any kind from either The NAEG, Corp., the dissolved corporation, or NAEG, the Nevada Corporate Defendant in this action, or NAEG Delaware, the newly activated company, or any other affiliated entity. Upon information and belief, Defendants have never secured any barrels of oil.

30. Carrizzo has never received any disclosure as to the relationship between NAEG, the current existing corporation, and The NAEG, Corp., the dissolved corporation nor NAEG Delaware.

31. The letter dated April 3, 2006, was signed by D'Arrigo, as the President/CEO of The NAEG, Corp. As set forth in the letter dated April 3, 2006, the Defendants continued to selectively disseminate information so as to "convince" investors to provide funds to and/or remain within its corporate structure.

32. Carrizzo has never been notified of any other matters related to corporate governance in the last four years.

33. Carrizzo was never notified as to what happened to his shares in The NAEG, Corp. when it was dissolved.

9

34. Carrizzo was never advised as to whether he has an ownership interest in NAEG, or NAEG Delaware.

35. In essence, the fact is that D'Arrigo and Nanvann, as the incorporators of the Holders Corporation, and as the incorporators, officers, shareholders and directors of the Nevada Corporations, and the Delaware Corporation solicited Carrizzo's money for the purposes of investment, never issued shares.

36. On or about June 9, 2008, Carrizzo, along with six other members of the Founders Group, were told by the companies' lead attorney, Elgin Clemons, Esq. at a meeting in Manhattan, NY that the Founders Group were mislead by D'Arrigo and Nanvaan regarding funding the defendants claimed they would be receiving from the Ospraie fund, and that D'Arrigo's and Nanvaan's financial projections for Alaska drilling operations were grossly exaggerated, both of which were main reasons why the Founders Group invested and then increased their investment in the companies.

37. On or about June 25, 2008, Carrizzo, was designated as the defacto "point person" for the Founders Group by more than 20 members of the Founders Group, D'Arrigo, and Nanvaan, at a Manhattan, NY meeting with the companies attorney.

38. Carrizzo requested, and received email updates on or about November 5, 2008, November 11, 2008, (as did Plaintiff Thomas Tucker on or about December 2, 2008), from D'Arrigo stating that the companies anticipated receipt of funding for its Alaska project was still intact.

39. In direct opposition to D'Arrigo's funding updates, on or about January 14, 2009, Carrizzo and members of the Founders Group received an email update from NAEG management with an attached letter dated January 14, 2009 from Elgin Clemons, Esq. the

appointed Trustee for the Al Abbar Group, LLC that stated in paragraph 2 "that all investment interest and due diligence activities on that project (Alaska) were officially suspended at least three months ago." (See Exhibit "C" annexed hereto)

40. Carrizzo, on behalf of members of the Founders Group, has been the recipient of numerous representations as to corporate funding, and grandiose predictions or future development, but has never been notified of a shareholders' meeting or been allowed access to the corporate books and records.

THE FREIFELD FACTS

41. On or about May 24, 2005, Freifeld invested $12,500.00 in "The Native American Energy Group, Corp."; such investment purportedly representing 1,250 shares of the corporation, or 1/8 of 1%.

42. On or about July 15, 2005, Freifeld invested $25,000.00 in "The Native American Energy Group, Corp."; such investment purportedly representing 2,500 shares of the corporation, or 1/4 of 1%.

43. On or about January 6, 2006, Freifeld invested $12,500.00 00 in "The Native American Energy Group, Corp."; such investment purportedly representing 1,250 shares of the corporation, or 1/8 of 1%.

44. All the above investments made by Freifeld were done through Baron. Baron, as a registered stock broker, also identified himself to Freifeld as the "number two person in the company".

45. Pursuant to letters dated May 24, 2005 and July 15, 2005, signed by D'Arrigo on behalf of the Native American Energy Group, Corp., (annexed hereto as Exhibit "D"), it states in the third paragraph "due to vital restructuring, NAEG's current and future shareholders will

11

experience a delay in the distribution of certificates. We ask that you please be patient and allow us to make the necessary changes." The fact is that in almost five years, Freifeld has never received any certificates representing the shares of stock that he purchased in The NAEG, Corp.

46. In 2007, The NAEG, Corp., had its corporate charter revoked by the State of Nevada, thus ceasing to be a legal entity.

47. Pursuant to a Memorandum of Understanding dated April 3, 2006, Freifeld entered into a Memorandum of Understanding with Holding Corporation, whereby he became the purported holder of 55,000 shares of Holding Corporation, a copy such agreement is annexed hereto as Exhibit "E". Freifeld never received any stock certificates in the Holding Corp. or any evidence of this investment other then the Memorandum of Understanding.

48. In the Memorandum of Understanding it states in the second "[w]hereas clause" (on the first page) that Holding Corp is "an affiliate and shareholder of Native American Energy Group," which at the time was the "The NAEG, Corp."

49. In paragraph II it states that the company "hereby agrees to distribute a royalty payment of .55% of the total gross payment received by company (Holding Corp.) from NAEG on the oil produced and sold from any oil property operated and produced by NAEG to the shareholder on a quarterly basis." Subsequent to this, the company that was supposed to be paying the dividends went out of business and Freifeld, to date, has never received any distribution from any related entity and was never notified of the status of the supposed distribution that he was to be receiving on a quarterly basis.

50. Freifeld was never given any notification that he was to be receiving shares in NAEG.

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51.   On the same date as the Memorandum of Understanding, April 3, 2006, Freifeld was provided with a letter from the Native American Energy Group, Corp., (annexed hereto as Exhibit "F", on page 3, paragraph 4,) that stated "as a founding contributor in the company, you own a proportionate shareholder interest in the Holding Corp...for every barrel of oil we produce, you will earn a proportion royalty interest. As the company's production grows, so will your royalty payments. This royalty interest can be passed down to your heirs and successors."

52.   The fact is, to this day, Freifeld has not received any distributions of any kind from either The NAEG, Corp., the dissolved corporation, or NAEG, the Nevada Corporate Defendant in this action or NAEG Delaware, the newly activated company, or any other affiliated entity. Upon information and belief, Defendants have never secured any barrels of oil.

53.   Freifeld has never received any disclosure as to the relationship between NAEG, the current existing corporation, and The NAEG, Corp., the dissolved corporation nor NAEG Delaware.

54.   The letter dated April 3, 2006, was signed by D'Arrigo, as the President/CEO of Native American Energy Group, Corp. As set forth in the letter dated April 3, 2006, the Defendants continued to selectively disseminate information so as to "convince" investors to provide funds to and/or remain within its corporate structure.

55.   Freifeld has never been notified of any other matters related to corporate governance in the last four years.

56.   Freifeld was never notified as to what happened to his shares in The NAEG, Corp. when it was dissolved.

57.   Freifeld was never advised as to whether he has an ownership interest in NAEG, or NAEG Delaware.

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58. In essence, the fact is that D'Arrigo and Nanvann, as the incorporators of the holders group, and as the incorporators, officers, shareholders and directors of the Nevada Corporations, and the Delaware Corporation solicited Freifeld's money for the purposes of investment, never issued shares.

THE EVANGELISTA FACTS

59. On or about Februaruy 26, 2005, Evangelista invested $50,000 in "Native American Energy Group" presumably The NAEG Corp.; the security i.e. share certificates representing this investment was not provided.

60. On or about March 24, 2005, Evangelista invested $25,000 in "Native American Energy Group"; the security i.e. share certificates representing this investment was not provided.

61. On or about September 8, 2005, Evangelista invested $200,000.00 in "Native American Energy Group"; the security i.e. share certificates representing this investment was not provided.

62. On September 14, 2006, Evangelista made a loan to Defendant, The NAEG, Corp., in the amount of $100,000; such loan was to be paid back in full by the end of 2006 with interest. To date, Evangelista has received nine payments; (i) November 19, 2007 in the amount of $25,000; (ii) December 18, 2007 in the amount of $10,000; (iii) an interest payment in the amount of $20,000 on February 7, 2007; (iv) February 8, 2008 in the amount of $3,000; (v) March 6, 2008 in the amount of $3,000; (vi) April 17, 2008 in the amount of $3,500; (vii) May 7, 2008 in the amount of $3,000; (viii) June 4, 2008 in the amount of $3,000; and (ix) August 14, 2008 in the amount of $4,000. The outstanding loan amount is $46,500.

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63. All the above investments made by Evangelista were done through Baron. Baron, as a registered stock broker, also identified himself to Evangelista as the "number two person in the company".

64. Evangelista was never advised as to the status of his loan or which company became liable for the debt after The NAEG Corp. was dissolved.

65. Upon information and belief, the individual defendants have used the loan proceeds for their own purposes.

66. Evangelista has never been advised as to the status of his investment in The NAEG Corp after it was dissolved. He was never given shares in that company or in NAEG Nevada which is believed to be the successor in interest or in Holding Corp. As far as Evangelista is concerned, he does not know what happened to his investment in The NAEG, Corp.

THE TUCKER FACTS

67. On or about March, 2007, Plaintiff Thomas "Tucker" invested $50,000 in 'Native American Energy Group", after receiving information about the investment opportunity in the company during a phone conversation with Defendant, Keith Baron. The security i.e. share certificates representing this investment was not provided.

68. On or about August, 2007, Tucker invested $100,000 in "Native American Energy Group", (whether this was The NAEG Corp, the dissolved company of NAEG, Inc. was never clarified,) after attending a meeting conducted by D'Arrigo and Nanvaan. The security i.e. share certificates representing this investment was not provided.

69. To this day, Tucker has not received any distributions of any kind from either The NAEG, Corp., the dissolved corporation, or NAEG, Nevada, the Nevada Corporate Defendant in

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this action, or NAEG Delaware, the newly activated company, or any other affiliated entity. Upon information and belief, Defendants have never secured any barrels of oil.

70. Tucker has never received any disclosure as to the relationship between NAEG, the current existing corporation, and The NAEG, Corp., the dissolved corporation nor NAEG Delaware.

71. Tucker has never been notified of any other matters related to corporate governance in the last three years.

72. Tucker was never notified as to what happened to his shares in The NAEG, Corp. when it was dissolved.

73. In essence, the fact is that D'Arrigo and Nanvann, as the incorporators of the holders group, and as the incorporators, officers, shareholders and directors of the Nevada Corporations, and the Delaware Corporation, working in concert with Keith Baron, solicited Tucker's money for the purposes of investment, never issued shares.

74. Also, and very significant, was the representation made by the individual defendants that they were to receive financing from the Ospraie fund, a multi-billion dollar fund which has an excellent record in investing in different companies. Most of the "Founder Group" have experience in the financial field, were aware of Ospraie's reputation and this was a key point in their decision making during 2007 and 2008.

75. On or about June 5, 2008, Tucker called Elgin Clemons, the companies head attorney, for an update. Clemons suggested that Tucker and other members of the Founders Group meet in Manhattan, NY.

76. On or about June 9, 2008, Tucker, Carrizzo, and five other members of the Founders Group, were told by Clemons at a meeting in Manhattan, NY that the Founders Group

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was mislead by D'Arrigo and Nanvaan regarding funding the defendants claimed they would be receiving from the Ospraie fund, and that D'Arrigo's and Nanvaan's financial projections for Alaska drilling operations were grossly exaggerated, both of which were main reasons why the Founders Group invested and then increased their investment in the companies.

77. Tucker requested, and received an email update on or about December 2, 2008, from D'Arrigo stating that the companies anticipated receipt of funding for its Alaska project was still intact.

78. In direct opposition to D'Arrigo's funding updates, on or about January 14, 2009, Tucker and members of the Founders Group received an email update from NAEG management with an attached letter dated January 14, 2009 from Elgin Clemons, Esq. the appointed Trustee for the Al Abbar Group, LLC that stated in paragraph 2 "that all investment interest and due diligence activities on that project (Alaska) were officially suspended at least three months ago."

79. Tucker, along with Carrizzo, has been the recipient of numerous representations as to corporate funding, and grandiose predictions or future development, but has never been notified of a shareholders' meeting or been allowed access to the corporate books and records.

THE FOUNDERS GROUP FACTS

80. The Plaintiffs identified above as the Founders Group have invested over $2,000,000.00 in the corporate defendants, Holding Corp. and/or NAEG. Carrizzo and Tucker are both members of the Founders Group and the facts related to them also are pertinent to the claims of the members of the Founder's Group.

81. The Founder's Group Plaintiffs were induced to invest based upon false and misleading representations examples of which are set forth under the Carrizzo and Tucker facts and herein.

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82. The Founder's Group Plaintiffs have never been provided with and have never been notified of any other matters related to corporate governance i.e shareholder meetings; votes; board of directors; dealing with related companies; financial records, in the last three years.

83. The Founder's Group Plaintiffs have never been notified as to what happened to their shares in Holding Corp. or NAEG.

84. The Founder's Group Plaintiffs were never advised as to whether they have an ownership interest in NAEG Nevada, or NAEG Delaware.

85. In essence, the fact is that D'Arrigo and Nanvann, as the incorporators of the Holders Corp., and as the incorporators, officers, shareholders and directors of the Nevada Corporations, and NAEG the Delaware Corporation, with the assistance of Baron, solicited The Founders Group's money for the purposes of investment, but never issued shares or any other proof of ownership.

86. The Founders Group individuals would never have made investments in the companies absent the representations made by the individual defendants made either personally; by press release; web postings; or through their agents and representatives.

87. The Founder's Group Plaintiffs have been continually promised by the individual defendant of "great things" to happen but such promises have continually proven untrue.

AS AND FOR A FIRST CAUSE OF ACTION AGAINST THE INDIVIDUAL DEFENDANTS AS ALTER EGOS OF THE COMPANIES

88. All Plaintiffs repeat, reallege and reaffirm paragraphs "1" through "87" as if each were fully set forth herein.

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89. At all relevant times, Founders Group, The NAEG, Corp., and NAEG Nevada and NAEG Delaware were mere alter-egos of the individuals Defendants, D'Arrigo and Nanvaan.

90. At all relevant times, D'Arrigo and Nanvann, as the sole Officers and Directors of the aforementioned corporations, have failed to observe requisite corporate formalities provided for by the New York Business Corporation Law, Delaware Corporate Law, and Nevada Corporate Law including, but not limited to:

    i.   Failure to maintain and treat the companies as a separate entities from its officers and directors;

    ii.   Failure to segregate assets of the corporation from that of its officers and directors;

    iii.   Treatment of the corporation's assets as if they were the private assets of its officers and directors;

    iv.   Failure to conduct annual meetings of shareholders at any time, as required by the Business Corporation Law of each state of organization;

    v.   Failure to conduct regular meetings of shareholders;

    vi.   Failing to keep minutes, and proceedings from any meetings of shareholders and/or directors;

    vii.   Failing to maintain the books and records of the corporations;

    viii.   Failing to allow shareholders to elect the number of directors;

    ix.   Failing to provide shareholders with copies of the corporate by-laws;

91. As a result of failing to obey such corporate formalities, the Plaintiffs have been damaged at a minimum in the amount of their investments and in such other amounts to be determined at trial.

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AS AND FOR A SECOND CAUSE OF ACTION
(COMMON LAW FRAUD)

92. Plaintiffs reiterate and allege paragraphs "1" through "91" as if each were fully set forth herein.

93. Defendant's Baron, D'Arrigo and Nanvann, and the companies owe duties to the Plaintiff to truthfully and accurately communicate to them, and to disclose material information about the corporations and their investments.

94. During the course from 2001 until the present time, the individual Defendants continued to promulgate false and misleading information to all of the Plaintiffs in order to induce or otherwise comfort them regarding the investment in the corporations.

95. The individual Defendants breached their obligations to the Plaintiffs, (the investors in the corporations), by deceiving, misrepresenting, lying, and material omissions of numerous facts and information about the business and its operations, the handling of the investors monies, and how and where the money would ultimately be invested.

96. The Defendants induced the Plaintiffs to invest based upon deceit, fraud, and false pretenses into making investments in the corporations.

97. By so doing, the Defendants committed common law, fraud, deceit and misrepresentation towards the Plaintiffs. Specifically, and as an example, the Defendants made the following misleading and fraudulent statements to the Plaintiffs:

    i. On March 7, 2007, NAEG, whether it was The NAEG, Corp., or NAEG Nevada issued a press release stating that it "receives funding and acquires first oil rig";

    ii. Subsequently, Plaintiff became aware that The NAEG, Corp. was dissolved;

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iii. Thereafter, the Defendants claimed that the corporation had received the "first round of its $5,000,000.00 financing as required under the loan agreement from the energy arm of a foreign investment group."

iv. This release was probably the most egregious example of NAEG issuing false or misleading press release to the public as it finally became known that there was no "foreign investment group" and there was no receipt of $5,000,000.00 in funding.

v. On December 14, 2006, NAEG "announces memorandum of Understanding for $5,000,000.00 funding." It is clear that the funding was never received, but the press release never indicated who the funding entity was.

vi. In such press release, the company claimed to have an accountant, The Resnick Druckman Group, preparing financial statements. However, no financial statements were ever published or provided to any of its shareholders.

vii. In another release it was announced: On November 1, 2006, "Native American Energy Group receives invitation from Chinese Rig Manufacturer. GTS Chinese drilling services of the company with little or no US operations, and phone calls to its Texas office were never returned, and the person sited in the press release as the head of the company, Alexander Chaudhry, was an unknown "man of mystery".

viii. In another press release: On April 29, 2008, NAEG "prepares to file form 211". The fact is, the form 2011 was never filed. The press release came on the heels of an SEC order that resulted in a freeze on trading.

ix.   In another release: NAEG receives delivery date on work over rig and finalizes rework schedule; the fact is that no rig was received and no operation or schedule to rework wells in Montana or elsewhere.

x.   In a press release dated February 6, 2006, "NAEG confirms scheduled funding; the fact is that no money was ever received or confirmed."

xi.   On December 17, 2007, D'Arrigo and Nanvann using their attorneys' letterhead represent that they were obtaining funding from Ospraie Management and very large fund. This led to convincing members of the Founder Group to invest or increase their investments in the companies.

xii. The companies' attorneys eventually disavow the representation of the defendants and suggest that misrepresentation by NAEG management (and a One Million Dollar outstanding attorney's fee) was the reason they no longer were representing the companies.

98.   As a result of the defendants fraudulent representations, the Plaintiffs seek money damages against the defendants both jointly and severally liable, at a minimum in the amount of their investments plus interest, and for punitive damages in a sum to be determined at trial.

AS AND FOR A THIRD CAUSE OF ACTION
(BREACH OF FIDUCIARY DUTY)

99.   All Plaintiffs repeat, reallege and reaffirm paragraphs "1" through "98" as if each were fully set forth herein.

100. The Defendants, Baron, D'Arrigo and Nanvann, as officers, directors and/or representatives of the companies, owe a fiduciary duty to the Plaintiffs.

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101. The Defendants gained the trust and confidence of the Plaintiffs by assuring the truth and veracity of the communications and the press releases that were issued to the Plaintiffs and the public.

102. The Defendants breached the obligations of fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith, and supervision of the Plaintiffs assets/

103. The individuals Defendants established a fiduciary duty by continually assuring them of the safety of their investment, and through continued press releases, all designed to assure the Plaintiffs of the security of their investment.

104. By failing to hold shareholders meetings to allow inspection of the books and records of the corporation, the Defendants have violated the laws of the State of Nevada and of New York, and in doing so, have breached their duty to the Plaintiffs.

105. As a result of the Defendants breaches of their fiduciary duty, the Plaintiffs have suffered and continue to suffer economic losses, all in an amount to be determined at trial, but at a minimum in the amount of their investment in the company.

AS AND FOR A FOURTH CAUSE OF ACTION
(BREACH OF FIDUCIARY DUTY AGAINST BARON)

106. All Plaintiffs repeat, reallege and reaffirm paragraphs "1" through "105" as if each were fully set forth herein.

107. The Defendant, Baron, was a registered securities broker at the time Freifeld and Evangalista made their respective investments.

108. Baron represented himself to Freifeld and Evangelista as a securities broker.

109. Baron represented himself as the "number two guy in the company".

110. The Freifeld and Evangelista made their respective investments through Baron as a registered securities broker.

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111.   As a securities broker, Baron had an affirmative obligation and fiduciary duty to review, vet and advise Freifeld and Evangelista of the risks and security of their investments.

112.   Baron gained the trust and confidence of Freifeld and Evangelista by assuring the truth and veracity of the communications he made with them.

113.   Baron breached his obligations of fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith, and supervision of Freifeld and Evangelista's assets.

114.   Baron further breached his duty of independence as being both the "number two guy in the company" and at the same time soliciting the investments from Freifeld and Evangelista as a securities broker.

115.   As a result of Baron's breaches of their fiduciary duty, Freifeld and Evangelista have suffered and continue to suffer economic losses, all in an amount to be determined at trial, but at a minimum in the amount of their investment in the company.

WHEREFORE, Plaintiffs hereby request the following relief:

i.   Complete and unfettered access to the operative books and records of the NAEG FOUNDERS HOLDING CORPORATION;

ii.   Disclosure of the security and value of the security Plaintiffs should have received in exchange for their respective investments;

iii.   Disclosure of a full and complete shareholders list;

iv.   The holding of a shareholders meeting as dictated by corporate governance laws;

v.   A vote and election of a Board of Directors and termination of the current officers and directors of the corporation; and

vi.   On each of the causes of action money damages in an amount to be determined at trial, but in no event no less than the investment amounts made by each of the Plaintiffs, and on the fraud claim, punitive damages, along with reasonable attorney's fees and costs plus interest.

Dated: Garden City, New York
      March 17, 2010

                        Truly Yours,
                        BRIAN J. DAVIS, P.C.

By: _____
                        Brian J. Davis, Esq.
                        Attorney for Plaintiffs
                        400 Garden City Plaza, Suite 430
                        Garden City, NY 11530
                        516-542-0249

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EXHIBIT "A"



NAEG
Native American Energy Group

December 19, 2005

Joseph P. Carrizzo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Carrizzo:

I hope this letter finds you and your family well. We have had quite an unbelievable year. I would like to start by expressing my sincere gratitude for your support and encouragement, your patience and fortitude inspires us to prevail. We have faced many challenges along the way. Our goal was to create a company with integrity and still generate desirable profits; a tall order for any company.

When we started five years ago, the energy industry was experiencing an extended lull. Some may even remember that the hottest companies at the time were the "dotcoms". Oil and energy were ignored. Our country was relying on the false assumption that foreign oil supplies were abundant, and we would always have access to it. Our political leaders lead us to believe that there was enough cheap fossil fuel left on the plant. We thought we had enough non-renewable energy to get us though the transition to renewable or alternative energy. Unfortunately, we now know that the knowledge to create energy is inefficient and outdated, and technology hasn't successfully kept up with increasing demands. We do not have a way of realistically replacing our consumption with anything other then nuclear energy (a resource with many repercussions).

Katrina and Rita, two hurricanes that have wreaked havoc on the Gulf Coast and affected oil prices are true examples of how vulnerable the United States really is. As you know, the cities affected by the devastation are responsible for providing this Country with 25% of its natural gas. Over the passed several months, we have seen oil prices fluctuate due to natural and political turmoil. This Country's dependency on fossil fuel is clear and apparent. Unfortunately, it doesn't matter how much oil or gas we have in the United States; it will never be enough. The resources we seek are dominantly found outside of U.S. territory, which means we will never have the right to dictate price again.

Although this is a problem for the Country and the world, companies like Native American Energy Group will flourish as a result of these developments. We have been positioning ourselves in this industry for the last five years with anticipation of such events. Native American Energy Group is not an exploration company; our job is to revive already discovered reserves. We do not look for oil; we already know were it is. So, all we can do is assist the country, while the technology matures.

72-11 AUSTIN STREET #288 FOREST HILLS NY 11375
WWW.NATIVEAMERICANENERGY.COM
(800) 780-8076 FAX: (718) 360-0428
NASDAQ OTC: NVMG

On November 10, 2005 an article on our company appeared on the front page of a Montana newspaper, "THE HERALD NEWS". The headline read *"Oil Company Representatives Talk at Chamber Membership Meeting"*. The crux of this article captured the essence of our company as well as the attention of a Montana State politician. Since that article was released, we have had several conversations and emails with the Governor's office. The State of Montana has an abundance of capped and abandoned wells. Our objective is to assist in revitalizing communities throughout Montana. We will review and assess the available data and lease those wells that are appropriate for our process.

Native American Energy Group evolved into this bigger-than-life situation. Our methods and ideologies inspire others to assist and endorse us. We started out with the notion of simply being the liaison between the tribes and EOR companies. We then seized an opportunity to acquire leases for the purpose of joint ventures with EOR companies. Conversely, due to the lack of trust the Native Americans have towards non-Native Americans, we tailored our company to alleviate there fears. We were somewhat aware of the occasional mistreatment oil companies inflicted on the Native Americans however, we were not aware that further exploitation was running ramped within Native American communities between other Native Americans themselves. It is important to note that the Native Americans are the second largest land-owners in this country. They are second only to the Federal Government. It took us five years to gain their trust and confidence. We spent the first four years meeting with Native Americans leaders and sharing our ideologies with them. Since February of 2005, we have been creating an infrastructure on the Fort Peck Reservation located in Wolf Point, MT. This infrastructure was specifically created with the future in mind. Based on trial and error, we can now duplicate the entire structure on any tribe or community faster, cheaper and more efficiently.

Most entrepreneurs have visions of grandeur and expanding is just a part of a dream, however, expanding can sometimes be dangerous or even devastating to companies that lack experience and funding. I am in awe at what is happening to us. Most of the time, the realization of a dream rarely develops; it's simply dismissed as unachievable and then discarded. A phenomenon is something that is out of the ordinary and excites people's interest and curiosity. Native American Energy Group is no longer a dream – it is a phenomenon. We have penetrated a niche market by building our company with genuine sincerity, ethical values, and a strong vision for the future.

Our infrastructure in Montana consists of three offices, Administration, Exploration, and Dispatch/Logging. NAEG has two living quarters – one for Administration and the other for Exploration. The engineers in Exploration share a house with equipment operators and logging staff. Most of our staff has relocated to create this set-up. We plan to grow in several different locations simultaneously, using Fort Peck as the model. We are currently hiring and training locals to accomplish our objectives at this location. The year 2006 will prove to be our most exciting year ever. We have currently secured the appropriate funding necessary to expand. We are also meeting with several other Tribes, who are aware of what NAEG is doing at Fort Peck. Native Americans use the "tom-tom telegraph system" to spread good news, and we've received several formal invitations from other Tribes to do presentations because of this system. In addition, an amazing derivative of this progress has been that non-tribal communities near these Reservations are also contacting us too.

I believe a man's word is his worth and his worth is his word. We considered you a founder of NAEG. You are one of the original investors of "Native American Energy Group Corp." and this means you will receive special treatment for your involvement. You are a part of a small group of people that were hand picked for this opportunity. My first and most sincere request was that you get paid like a partner of the company regardless of the size of your investment. I was deeply touched by your faith in us as well as your patience. I have spent countless hours with our attorney, accountant, and advisors to make sure this was done correctly. Keith Baron has worked with us in accomplishing our goals, and I am eternally grateful for his input. For these reasons, we have created the NAEG Founders Holding Company. This company was created so you can get compensated from product without having to wait for the company to declare a dividend. I have enclosed a short form for you to complete, which will provide us with your detailed contact information. Within the next sixty days we will contact you with vital information about your specific account. We must pay special attention to the details at this time to ensure that all the proper documents are in place prior to production.

Kindly complete and return your form to my attention in the enclosed postage-paid envelop at your first opportunity. Many thanks for your continued patience, support, and cooperation.

Sincerely



Joseph D'Arrigo
Chief Executive Officer

EXHIBIT "B"

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (MOU) dated this 3rd day of April, 2006 is entered into between NAEG **Founders Holding Corporation.**, located at 72-11 Austin Street #288 Forest Hills NY 11375 hereby referred to as **"Company"** and **Joseph P. Carrizzo** located at FISMA & OMB Memorandum M-07-16 hereby referred to as **"Contributor** or **Shareholder"**;

RECITALS

WHEREAS, Company and Contributor mutually agree to the following provisions and that this Agreement replaces and supersedes any prior Brokerage or other Agreement, if any, by and between the parties or their affiliates.

WHEREAS, NAEG Founders Holding Corp. ("Company") is an affiliate and shareholder of Native American Energy Group ("NAEG"), a publicly traded oil & gas company currently traded on the OTC under the symbol NVMG,

WHEREAS, NAEG is an oil & gas exploration & production company with initial primary operations out of Wolf Point, Montana and its corporate office out of New York,

WHEREAS, the NAEG specializes in reviving previous shut-in and undeveloped Oil wells that were shut-in or capped due to depressurization and / or expensive production costs as compared to sale price several decades ago,

WHEREAS, NAEG is acquiring oil leases from individual land owners from many Native American tribes throughout Northern Montana including but not limited to The Rocky Boys, Fort Belknap Tribe, Crow Indians, Fort Berthold and the Assiniboine & Sioux tribes of the Fort Peck Reservation,

WHEREAS, Company is a Royalty Interest owner in NAEG's oil production,

WHEREAS, Company and Contributor understand that Contributor has contributed to the research and development process of NAEG's oil & gas company,

WHEREAS, Company was established to manage and distribute any shares, dividends and royalty interests due to the Contributor,

WHEREAS, Contributor and Company understand that Contributor is an owner of *One Hundred Thousand (100,000) shares* ("Shareholder") in Company,

WHEREAS, Contributor and Company further understand that Contributor is entitled to a proportionate royalty distribution as a shareholder in Company,

WHEREAS, Contributor recognizes that NAEG has not fully commenced production as of yet and is expected to begin production in or around July 2006,

NOW, THEREFORE, in consideration of mutual covenants and conditions set forth herein, the parties do hereby agree as follows:

SHAREHOLDER INITIALS JPC

I. COMPANY SHARES

COMPANY agrees to authorize the Company's transfer agent to issue shares in the amount of 100,000 shares to Joseph P. Carrizzo within two weeks from the date of receipt of a signed and notarized copy of this MOU by Company. Such shares will be delivered to the shareholder's address stated above.

II. ROYALTY PAYMENTS OR DIVIDEND PAYMENTS TO SHAREHOLDER

Company hereby agrees to distribute a royalty payment of 1% of the total gross payment received by Company from NAEG on the Oil produced & sold from any oil property operated and produced by NAEG, to the Shareholder on a quarterly basis.

Said Royalty payment can be in the form a standard royalty distribution or a dividend distribution at the sole discretion of the Company's management. The Royalty payment will first be collected by the Company and further distributed to the shareholder according to their proportionate interest. Such royalty payments shall be clear and free of all cost of exploring, drilling, producing, separating, and marketing but shall bear its proportionate part of all production, severance or similar taxes. Company management will take necessary procedures to ensure the proper as well as cost effective distribution to the shareholder.

III. OPTIONS FOR FINAL ROYALTY OR SHAREHOLDING INTERESTS

As a shareholder of NAEG, the Company is offering its shareholders the following conversion options to help diversify their interest in the Company. Shareholder is required to choose one of the following options and indicate the option by its letter in Section V (5) below.

OPTION A
Shareholder elects to retain their entire share position in Company and receive their proportionate royalty payments.

OPTION B
Shareholder elects to convert their entire stock position into shares of Native American Energy Group (NAEG) stock. *Shareholder understands that conversion is all or none and once converted, they will not be a shareholder of Company and will not receive any perpetual royalties as they would, being a shareholder in Company.*

OPTION C
Shareholder elects to convert 10% of their share position into shares of Native American Energy Group stock. Shareholder understands that they will only be entitled to royalties or dividends on the remaining position in Company stock and subsequently their royalty interest will be automatically adjusted proportionately to reflect the 10% deduction. Shares issued in NAEG will be restricted shares and will be subject to Rule 144.

Shareholder understands that these options are a one time offer and cannot be changed after a copy of a signed and notarized copy of this MOU is received by Company or its designated representatives.

SHAREHOLDER INITIALS *JPC*

IV. CHANGE OF TYPE OF ENTITY, DOMICILE OR STRUCTURE OF COMPANY

Company and Contributor/Shareholder understand and agree that Company is responsible for managing and distributing the dividends and royalty interests to shareholders and as such, Company management retains the full right to restructure company which may include the capital structure, type of entity or domicile in order to limit the tax liabilities to the shareholder and maximize their financial position.

V. DURATION; SURVIVAL OF ENFORCEABILITY

This Agreement shall continue in effect for as long as the Shareholder is a registered shareholder in Company (NAEG Founders Holding Corporation). This will entitle the shareholder to royalty distributions for the life of any oil leases in production and shall inure to the benefit of and be binding upon the parties hereto, their heirs, successors, executors, administrators, agents, representatives, employees and associates.

VI. INDEMNIFICATION AND ELECTION OF FINAL POSITION WITH COMPANY

Contributor/Shareholder elects OPTION _A_ as described above in paragraph III (3), as their final position in Company's shares and royalties or any affiliated parties of Company. Contributor/Shareholder further agrees that Company is under no other obligation to Contributor/Shareholder other than the agreements and obligations stated in this Memorandum of Understanding and that this Memorandum of Understanding supersedes any prior Brokerage or other Agreement, if any, by and between the parties or any affiliates thereof.

Contributor/Shareholder also fully understands that it is a shareholder of NAEG Founders Holding Corporation ("Company") and shall not assert any liability and/or expense against any affiliates thereof such as Native American Energy Group or its officers, directors, employees and agents. If Contributor/Shareholder elects Option B or C as described in PARAGRAPH III (3) above, their shares received in Native American Energy Group stock will be deemed as a distribution of the assets of NAEG Founders Holding Corporation and will not be deemed as an offering or part of an offering of securities. Such a distribution will be a non-liquidating asset distribution of Company.

VII. AMENDMENT; PRIMACY; EFFECTIVENESS; JURISDICTION

This Memorandum of Understanding shall be deemed to be legal and binding upon both parties upon receipt by Company or their designated representative of a signed & notarized copy by the Contributor/Shareholder designating which option they have chosen. If the Contributor/Shareholder does not indicate which option they have elected, the Company will be under no obligation until such Option is properly indicated in paragraph VI (6) above, and it is signed and notarized in the presence of an authorized Notary Public and copy is returned to Company with signatures and notaries.

The Parties signing this Memorandum of Understanding (MOU) have the full corporate power, authority and right to enter into this MOU and to perform the acts contemplated herein. The Board of Directors of the Company has taken all necessary action to duly authorize the execution, delivery and performance of this MOU which actions are reflected in the minute book of the corporation.

This Agreement shall be governed by and construed under the laws of the State of New York and venue for any dispute in reference hereto shall be submitted to the courts in New York, New York.

SHAREHOLDER INITIALS _ALC_

The essence of this agreement is the spirit of mutual trust, confidence, and fair dealing required between the parties who expect to respect the rights of the other, always to do what is fair and equitable.

IN WITNESS WHEREOF, the parties have hereunto placed their hands and seals or cause their presence to be duly executed by their proper corporate officers the date and year first written above.

By ___Joseph P. Carrizzo___ 4/5/2006
Joseph P. Carrizzo **Date**
Contributor/Shareholder

STATE OF New York

COUNTY OF Nassau

On April 5th, 2006 before me, Joseph P. Carrizzo personally appeared Joseph P. Carrizo, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Notary Seal

ANNE C LAMORTE
Notary Public - State of New York
No. 01LA6088378
Qualified in Nassau County
My Commission Expires March 3, 2007

WITNESS my hand and official seal.

On Behalf of NAEG Founders Holding Corporation.

By ________ 4-3-06
Joseph D'Arrigo **Date**
Managing Director

Corporate Seal →

STATE OF NEW YORK
COUNTY OF QUEENS

On April 3rd, 2006 before me, FRANK M. DIX personally appeared Joseph D'Arrigo, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Notary Seal

FRANK M. DIX
Notary Public, State of New York
NO. 01DI[illegible]1351
Qualified in Queens County
Commission Expires August 31, 2007

SHAREHOLDER INITIALS J.P.C

EXHIBIT "C"

AL ABBAR GROUP, LLC
420 LEXINGTON AVE., STE. 2220
NEW YORK, NY 10170

January 14, 2009

Mr. Joseph D'Arrigo
Mr. Raj Nanvaan
Native American Energy Group
108-18 Queens Blvd Ste. 901
Forest Hills, NY 11375

Gentlemen:

Due to certain information that has come to the attention of the Al Abbar Group, LLC, ("AAG"), the controlling financial partner of Magna PinPoint, LLC ("PinPoint") regarding your project proposals for investment, I have been instructed in my capacity as Trustee of AAG to clarify to you the status of all investment considerations relating to Native American Energy Group.

First, with respect to the project proposal you submitted regarding your coal bed methane drilling program in Alaska, all investment interest and due diligence activities on that project were officially suspended at least three months ago for the following reasons: 1) your inability to meet basic first stage due diligence requests regarding title work and the permits for the leasehold interests pertaining to the Kircher Unit parcels; 2) your direct request to suspend the due diligence proceedings due to your admission of your inability to meet term sheet requirements regarding evidence of NAEG operating capital; and 3) the dramatic decline in market conditions. As you have been told on several occasions, the aforementioned factors will cancel any prospect for funding your drilling program in Alaska for the foreseeable future and certainly through the calendar year of 2009.

Second, with respect to the project proposal you submitted regarding your drilling program in Montana you have been approved for an Eight Hundred Thousand Dollar ($800,000.00) medium term project loan in accordance with the revised financial projections you submitted to PinPoint. While we are currently satisfied with the economic terms you have been able to negotiate, which contribute to the viability of that project even during the current market downturn in the price of oil, we continue to express grave concern on your management capacity and lack of fiscal controls. Nonetheless, that project to date continues to satisfy our material project due diligence requirements.

I hope this letter serves to clarify your position with PinPoint.

Sincerely,

Al Abbar Group, LLC

Elgin R. Clemons, Jr.
Trustee

EXHIBIT "D"

NATIVE AMERICAN ENERGY GROUP

May 24, 2005
Stephen & Beth Friefeld
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr.& Mrs. Freifeld;

I would like to take this opportunity to once again welcome you both to our organization. This letter confirms your investment of Twelve Thousand Five Hundred Dollars ($12,500.00) in The Native American Energy Group Corp. (NAEG). Your current investment represents One Thousand Two Hundred & Fifty (1,250) shares of NAEG or One Eighth (1/8) of one percent.

Stephen, although we have only met a few times, I feel confident that in the future you will be a significant contributor to the growth of our company. Keith holds you and Beth in his highest regard. I have always respected his opinion; he has conducted himself as a professional as well as a true confidant.

We are currently working on several different components of NAEG to achieve our goals. We are preparing the company for several exciting advances. As you obviously know NAEG is represented as a public entity however that is a minor achievement compared to the incredible situations that represent the essence of this company.

Due to some restructuring, we ask that you please be patient and allow us to make the necessary changes, so we can move forward properly. These changes will delay the distribution of certificates slightly.

Please visit us on the web @: www.nativeamericanenergy.com in the future for updates and announcements.

Sincerely,



Joseph G. D'Arrigo

Montana: 500 Blain Street Suite 4, Wolf Point, MT 82514 New York: 149-11 16th Road Whitestone, NY 11357

NATIVE AMERICAN ENERGY GROUP

July 15, 2005
Stephen & Beth Friefeld

Dear Mr.& Mrs. Freifeld;

I would like to once again welcome you both to our organization. This letter confirms your investment of Twenty Five Thousand Dollars ($25,000.00) in The Native American Energy Group Corp. (NAEG). Your current investment represents Two Thousand Five Hundred (2,500) Shares of NAEG or One Quarter (1/4) of one percent.

We are working diligently on several different tribes within the Montana region to achieve attainable goals. Our presence in this area in conjunction with our company's philosophy has generated an abundance of oil and gas projects. This path has enhanced the value of NAEG tremendously

Due to vital restructuring, NAEG's current and future shareholders will experience a delay in the distribution of certificates. We ask that you please be patient and allow us to make the necessary changes.

Please visit us on the web @: www.nativeamericanenergy.com in the future for updates and announcements.

Sincerely,

Joseph G. D'Arrigo

Montana: 500 Blain Street Suite 4, Wolf Point, MT 82514   New York: 149-11 16th Road Whitestone, NY 11357

EXHIBIT "E"

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (MOU) dated this 3rd day of April, 2006 is entered into between **NAEG Founders Holding Corporation.,** located at 72-11 Austin Street #288 Forest Hills NY 11375 hereby referred to as **"Company"** and **Steven Freifeld / Beth Freifeld** located at FISMA & OMB Memorandum M-07-16 hereby referred to as "Contributor or Shareholder";

RECITALS

WHEREAS, Company and Contributor mutually agree to the following provisions and that this Agreement replaces and supersedes any prior Brokerage or other Agreement, if any, by and between the parties or their affiliates.

WHEREAS, NAEG Founders Holding Corp. ("Company") is an affiliate and shareholder of Native American Energy Group ("NAEG"); a publicly traded oil & gas company currently traded on the OTC under the symbol NVMG,

WHEREAS, NAEG is an oil & gas exploration & production company with initial primary operations out of Wolf Point, Montana and its corporate office out of New York,

WHEREAS, the NAEG specializes in reviving previous shut-in and undeveloped Oil wells that were shut-in or capped due to depressurization and / or expensive production costs as compared to sale price several decades ago,

WHEREAS, NAEG is acquiring oil leases from individual land owners from many Native American tribes throughout Northern Montana including but not limited to The Rocky Boys, Fort Belknap Tribe, Crow Indians, Fort Berthold and the Assiniboine & Sioux tribes of the Fort Peck Reservation,

WHEREAS, Company is a Royalty Interest owner in NAEG's oil production,

WHEREAS, Company and Contributor understand that Contributor has contributed to the research and development process of NAEG's oil & gas company,

WHEREAS, Company was established to manage and distribute any shares, dividends and royalty interests due to the Contributor,

WHEREAS, Contributor and Company understand that Contributor is an owner of *Fifty Five Thousand (55,000) shares* ("Shareholder") in Company,

WHEREAS, Contributor and Company further understand that Contributor is entitled to a proportionate royalty distribution as a shareholder in Company,

WHEREAS, Contributor recognizes that NAEG has not fully commenced production as of yet and is expected to begin production in or around July 2006,

NOW, THEREFORE, in consideration of mutual covenants and conditions set forth herein, the parties do hereby agree as follows:

SHAREHOLDER INITIALS

I. COMPANY SHARES

COMPANY agrees to authorize the Company's transfer agent to issue shares in the amount of 55,000 shares to Steven Freifeld & Beth Freifeld within two weeks from the date of receipt of a signed and notarized copy of this MOU by Company. Such shares will be delivered to the shareholder's address stated above.

II. ROYALTY PAYMENTS OR DIVIDEND PAYMENTS TO SHAREHOLDER

Company hereby agrees to distribute a royalty payment of .55% of the total gross payment received by Company from NAEG on the Oil produced & sold from any oil property operated and produced by NAEG, to the Shareholder on a quarterly basis.

Said Royalty payment can be in the form a standard royalty distribution or a dividend distribution at the sole discretion of the Company's management. The Royalty payment will first be collected by the Company and further distributed to the shareholder according to their proportionate interest. Such royalty payments shall be clear and free of all cost of exploring, drilling, producing, separating, and marketing but shall bear its proportionate part of all production, severance or similar taxes. Company management will take necessary procedures to ensure the proper as well as cost effective distribution to the shareholder.

III. OPTIONS FOR FINAL ROYALTY OR SHAREHOLDING INTERESTS

As a shareholder of NAEG, the Company is offering its shareholders the following conversion options to help diversify their interest in the Company. Shareholder is required to choose one of the following options and indicate the option by its letter in Section V (5) below.

OPTION A
Shareholder elects to retain their entire share position in Company and receive their proportionate royalty payments.

OPTION B
Shareholder elects to convert their entire stock position into shares of Native American Energy Group (NAEG) stock. *Shareholder understands that conversion is all or none and once converted, they will not be a shareholder of Company and will not receive any perpetual royalties as they would, being a shareholder in Company.*

OPTION C
Shareholder elects to convert 10% of their share position into shares of Native American Energy Group stock. Shareholder understands that they will only be entitled to royalties or dividends on the remaining position in Company stock and subsequently their royalty interest will be automatically adjusted proportionately to reflect the 10% deduction. Shares issued in NAEG will be restricted shares and will be subject to Rule 144.

Shareholder understands that these options are a one time offer and cannot be changed after a copy of a signed and notarized copy of this MOU is received by Company or its designated representatives.

SHAREHOLDER INITIALS

IV. CHANGE OF TYPE OF ENTITY, DOMICILE OR STRUCTURE OF COMPANY

Company and Contributor/Shareholder understand and agree that Company is responsible for managing and distributing the dividends and royalty interests to shareholders and as such, Company management retains the full right to restructure company which may include the capital structure, type of entity or domicile in order to limit the tax liabilities to the shareholder and maximize their financial position.

V. DURATION; SURVIVAL OF ENFORCEABILITY

This Agreement shall continue in effect for as long as the Shareholder is a registered shareholder in Company (NAEG Founders Holding Corporation). This will entitle the shareholder to royalty distributions for the life of any oil leases in production and shall inure to the benefit of and be binding upon the parties hereto, their heirs, successors, executors, administrators, agents, representatives, employees and associates.

VI. INDEMNIFICATION AND ELECTION OF FINAL POSITION WITH COMPANY

Contributor/Shareholder elects OPTION A as described above in paragraph III (3), as their final position in Company's shares and royalties or any affiliated parties of Company. Contributor/Shareholder further agrees that Company is under no other obligation to Contributor/Shareholder other than the agreements and obligations stated in this Memorandum of Understanding and that this Memorandum of Understanding supersedes any prior Brokerage or other Agreement, if any, by and between the parties or any affiliates thereof.

Contributor/Shareholder also fully understands that it is a shareholder of NAEG Founders Holding Corporation ("Company") and shall not assert any liability and/or expense against any affiliates thereof such as Native American Energy Group or its officers, directors, employees and agents. If Contributor/Shareholder elects Option B or C as described in PARAGRAPH III (3) above, their shares received in Native American Energy Group stock will be deemed as a distribution of the assets of NAEG Founders Holding Corporation and will not be deemed as an offering or part of an offering of securities. Such a distribution will be a non-liquidating asset distribution of Company.

VII. AMENDMENT; PRIMACY; EFFECTIVENESS; JURISDICTION

This Memorandum of Understanding shall be deemed to be legal and binding upon both parties upon receipt by Company or their designated representative of a signed & notarized copy by the Contributor/Shareholder designating which option they have chosen. If the Contributor/Shareholder does not indicate which option they have elected, the Company will be under no obligation until such Option is properly indicated in paragraph VI (6) above, and it is signed and notarized in the presence of an authorized Notary Public and copy is returned to Company with signatures and notaries.

The Parties signing this Memorandum of Understanding (MOU) have the full corporate power, authority and right to enter into this MOU and to perform the acts contemplated herein. The Board of Directors of the Company has taken all necessary action to duly authorize the execution, delivery and performance of this MOU which actions are reflected in the minute book of the corporation.

This Agreement shall be governed by and construed under the laws of the State of New York and venue for any dispute in reference hereto shall be submitted to the courts in New York, New York.

SHAREHOLDER INITIALS

The essence of this agreement is the spirit of mutual trust, confidence, and fair dealing required between the parties who expect to respect the rights of the other, always to do what is fair and equitable.

IN WITNESS WHEREOF, the parties have hereunto placed their hands and seals or cause their presence to be duly executed by their proper corporate officers the date and year first written above.

By ___*Steve Freifeld*___   ___4/6/06___
    Steven Freifeld   Date
    Contributor/Shareholder

STATE OF ___New York___

COUNTY OF ___Nassau___

On April 6th, 2006 before me, ___Steven Freifeld___ personally appeared Steven Freifeld, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

Notary Seal   HUSAM JASHA3   WITNESS my hand and official seal.
               Notary Public, State of New York
                   No. 4C90525
              Qualified in Nassau County
             Commission Expires 4-27-07

On Behalf of   NAEG Founders Holding Corporation.

By _____   ___4-3-06___
    Joseph D'Arrigo   Date
    Managing Director

                              Corporate Seal →

STATE OF NEW YORK
COUNTY OF QUEENS

On April 3rd, 2006 before me, ___FRANK M. DIX___ personally appeared Joseph D'Arrigo, who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

                FRANK M. DIX   WITNESS my hand and official seal.
             Notary Public, State of New York
               NO: 01DI4841351
             Qualified in Queens County
Notary Seal   Commission Expires August 31, 2007

SHAREHOLDER INITIALS _____

EXHIBIT "F"



NAEG

Native American Energy Group

April 3, 2006

Steven & Beth Freifeld

*** FISMA & OMB Memorandum M-07-16 ***

Dear Steven & Beth,

I hope this letter finds you and your family well. Since our last communication directly with the NAEG Founders, Native American Energy Group (NAEG) has had four press releases:

1. On **Dec 19 2005** *'CEOCFO' Interviews Founders of Native American Energy, Executives Discuss Plan to Capitalize on Portfolio of Wells*
2. On **Jan 17 2006** *NAEG to Meet With Governor Brian Schweitzer and Montana State Tribal Committee*
3. On **Jan 30 2006** *CBS News Covers NAEG Meeting With Montana State Tribal Affairs Committee*
4. On **Feb 13 2006** *Native American Energy Interviewed on WallSt.net*

We have been carefully disseminating information however; these press releases only provide the public with a glimpse of our progress. As exciting as things get sometimes we need to remain grounded and maintain a focus on our responsibilities. Our priority is to keep proprietary information confidential. The energy industry has received a plethora of attention since oil prices have seen new highs and rightfully so. This influx of attention however, has also drawn some political attention to us. We have managed to fly under the radar for several years now and have quietly accumulated several properties on and around the Fort Peck Tribe and will continue to do so until we have secured the entire location. We are approaching this threshold rapidly.

Throughout the United States there are several thousand plugged and abandoned wells. Our job is to determine which wells will perform and eliminate those that won't. While analyzing existing data, our engineers first determine which wells show significant potential. Once this is determined the Engineers will then coordinate with

72-11 AUSTIN STREET #288 FOREST HILLS NY 11375
WWW.NATIVEAMERICANENERGY.COM
(800) 780-8076 FAX: (718) 360-0428
NASDAQ OTC: NVMG

our Geologist to uncover hidden potential such as untapped reserves. Consequently this process determines whether to acquire surrounding properties or to simply focus on that individual well. We strategize daily to create a precise plan of action moving forward.

NAEG has created a unique image. Our company represents enhanced recovery which means we will lease and or acquire a well only after the site has been scrutinized by our engineers and geologist. We are sometimes asked "When will oil start coming out of the ground?". I received an email the other day from one of our engineers that sums it all up, titled "excitement is in the air" we feel it, and we know all of you feel it too. We had planned to start the rework process on our acquired wells by the end of 2005. However, during that time we were approached by the Tribe to take a more aggressive role in their minerals development. I am please to reveal, not in a press release but privately to the NAEG founders that we have exceeded our goal. When we first entered into the Fort Peck Reservation over a year ago our plans were to acquire some wells and then move on. While processing data we discovered the area held much more potential than originally thought. By looking at the bigger picture it became apparent that proper planning was necessary to capitalize on the areas hidden treasures. Once we received the green light from the Tribe we increased our acquisition capital and developed an expanded plan of action. This directive will prove to dramatically impact the bottom line of our company.

The difference between us and other companies needs to be distinct. There are many companies that claim to do Enhanced Oil Recovery (EOR). The difference is represented in the amount of product whether it is oil or gas that is recovered. When we present ourselves to potential Tribes, our defining characteristic is that we have the formula that increases production. This chemical process has been modified by our engineers and is exclusive to us. So many would look at our company and think that our greatest achievement would be that we have gained the respect and trust of the Native American's, however that respect and trust only came when we presented a viable approach to their needs.

As a company we have accomplished remarkable success. However this success although very real and viable cannot be measured until our company reveals its accomplishment in the form of earnings and acquisitions. Once these components are revealed, so will some of the information we have closely guarded.

As President and CEO of this company my role changes from moment to moment. With our employees, I need to be motivating and stern; with the land owners, I need to be compassionate; and with our associates, truthful and responsible.

The responsibility bestowed on me is to make sure that we all get the biggest bang for our buck. We have acquired several leases that would have enabled us to produce oil almost immediately without much of a huge investment however, our purpose is not to just reopen plugged and abandoned wells, but to implement enhanced recovery methods that will increase the production on such oil & gas wells and therefore increase shareholder value. We have one of the top engineers in the country with regards to EOR. He has an impeccable success rate. He performed these same duties for Exxon and Halliburton with stellar results. His experience has helped expand our company's horizons. You may have read about him in one of our press releases.

We are responsible for building a strong and solid foundation for this company. The decisions we make daily determine our future and these decisions are based on long term goals, not short term gains. NAEG has positioned itself to be a major contributor in the transition to EOR and alternative energy. I cannot stress enough how important it is for us to carefully calculate a dramatic debut into the energy sector. We plan on unveiling NAEG to the industry with a dramatic entrance in front of media and politicians in July of this year. We as members of this organization will benefit tremendously from these strategic moves and alliances. We have already made a powerful impact on the seven (7) Native American communities in the State of Montana of which, all are rich in oil & gas and other energy resources. It is now time to make that same impact on the industry.

Although the oil is a major focus for NAEG, our mission statement clearly represents energy. Oil is a fractional part of the over all picture. We have created a new division for alternative energy with some of our most trusted employees. They are currently working on a massive Wind Energy generation plan which encompasses five states and involves several hundred tribal and non tribal communities. This project will establish NAEG as a viable contributor to alternative energy. We already have overwhelming support from our relationships with local governments. The areas involved are Montana, Wyoming, North Dakota, Washington, and South Dakota. This project is just an example of where we are headed.

The future holds so much promise for us. We, as a group have had the patience to see beyond the here and now. Without vision and endurance we would be just be like any other company. Mediocrity has never been and never will be a part of NAEG's vocabulary. I was only able to provide you with a fraction of information in this letter. Our company is constantly evolving and recreating itself to accomplish its goals. We are all apart of a very exciting and jubilant situation.

As a founding contributor in the company, you own a proportionate shareholder interest in the NAEG Founders Holding Company. Those shares also represent a proportionate & perpetual royalty interest in the company's oil production. For every barrel of oil we produce, you will earn a proportionate royalty interest. As the company's production grows, so will your royalty payments. This royalty interest can be passed down to your heirs and successors.

After contemplating the best way to show our appreciation for your contribution to this company which includes your trust and patience all these years, we decided a lifetime royalty on all company production was the best way to do so. You will also have the option to exchange the shares for publicly traded shares in the NAEG public company. This structure gives you the option to benefit from every barrel of oil we produce for the life of the company or simply exchange the Founders Company shares and the royalty interest for publicly traded shares.

Our legal advisors have compiled the necessary documentation which outlines your investment and proportionate interest in the NAEG Founders Holding Company. These documents need to be executed and returned to us so we can have our transfer agent issue your share certificates and any other documents pertaining to your royalty interest. We plan on commencing production in July of this year and look forward to a very prosperous year.

If you have any questions, please email me at jd@nativeamericanenergy.com.

Sincerely,



Joseph D'Arrigo
President and CEO
Native American Energy Group

INDEX NO.: 10-

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NASSAU

STEVEN FREIFELD, EDWARD EVANGELISTA, THOMAS
TUCKER, JOSEPH CARRIZZO, DONALD VIERING,
PETER & CINDY JACOB AB TRUST, ANTHONY AYOUB,
NANCY HAMENT, HAROLD WELLS, JOHN SCANLAN,
RICHARD, SCANLAN, ROBERT GARRY, ROBB THOMSON,
MICHAEL KRUMMENACKER, JUDY GREENOUGH,
PAUL WILLIAMS, ROBERT CAGNINA, JOHN OLLQUIST,
TED & KATHY KOBISHYN, JAMES ROPER, HOWARD
PATRON, WILLIAM T. BOYD, Jr., and MATRIX STRATEGIC
PARTNERS, LLC,

Plaintiffs,

-against-

NATIVE AMERICAN ENERGY GROUP, INC.(DELAWARE),
NATIVE AMERICAN ENERGY GROUP, INC. (NEVADA)
THE NATIVE AMERICAN ENERGY GROUP, CORP.
NAEG FOUNDERS HOLDING CORPORATION,
(All such corporate entities referred to collectively as the "Companies")
KEITH C. BARON, JOSEPH D'ARRIGO, and RAJ S. NANVAN,

Defendants.


VERIFIED ANSWER

The Law Office of
BRIAN J. DAVIS, ESQ.
Attorney for Plaintiffs
400 Garden City Plaza, Suite 430
Garden City, NY 11530
Phone (516) 542-0249


Pursuant to 22 NYCRR 130-1.1, the undersigned, an attorney admitted to practice in the courts of New York State, certifies that upon information and belief and reasonable inquiry, the contents contained in the annexed document are not frivolous.

Dated: *March 18, 2010*   Signature _____

Brian J. Davis, Esq.

Service of a copy of the within   is hereby admitted.
Dated:

Attorney for _____

PLEASE TAKE NOTICE

   That the within is a true copy of an Order entered in the office of the clerk of the within named
Court on or about   , 200

**NOTICE OF
ENTRY**

   That an order of which the within is a true copy will be presented for settlement to the Hon.
One of the Judges of the within named Court

**NOTICE OF
SETTLEMENT**   At   , at   AM/PM.


The Law Office of
BRIAN J. DAVIS, ESQ
400 Garden City Plaza, Suite 430
Garden City, NY 11530
Phone (516) 542-0249
